EXHIBIT 99.2

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

1.1	DATE	3

1.2	OVERVIEW	4

1.3	SELECTED ANNUAL INFORMATION	38

1.4	SUMMARY OF QUARTERLY RESULTS	38

1.5	RESULTS OF OPERATIONS	38

1.6	LIQUIDITY	41

1.7	CAPITAL RESOURCES	42

1.8	OFF-BALANCE SHEET ARRANGEMENTS	42

1.9	TRANSACTIONS WITH RELATED PARTIES	42

1.10	PROPOSED TRANSACTIONS	43

1.11	CRITICAL ACCOUNTING ESTIMATES	43

1.12	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION	43

1.13	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS	43

1.14	OTHER MD&A REQUIREMENTS	43

1.14.1	ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE	44

1.14.2	DISCLOSURE OF OUTSTANDING SHARE DATA	44

1.14.3	DISCLOSURE CONTROLS AND PROCEDURES	44

1.14.4	INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES	44

1.14.5	LIMITATIONS OF CONTROLS AND PROCEDURES	45

1.15	RISK FACTORS	45

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

1.1 DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements (the “Annual Financial Statements”) of Amarc Resources Ltd. (“Amarc”, or the “Company”) for the year ended March 31, 2024, and the unaudited condensed interim financial statements (the “Financial Statements”) of the Company for the nine months ended December 31, 2024, both of which are publicly available on SEDAR+ at www.sedarplus.ca. All monetary amounts herein are expressed in Canadian Dollars ("CAD") unless otherwise stated.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together known as "IFRS"). The following disclosure and associated Financial Statements are presented in accordance with IFRS.

This MD&A is prepared as of February 26, 2025.

Cautionary Note to Investors Concerning Forward-looking Statements

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

1.2 OVERVIEW

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long life, high value British Columbia (“BC”) porphyry copper-gold (“Cu-Au”) mines. By combining high demand projects with successful management, Amarc has created a solid platform to create value from its exploration and development stage assets.

Amarc is advancing its JOY, DUKE and IKE porphyry copper±gold (“Cu±Au”) districts located in northern, central and southern BC, respectively. The JOY, DUKE and IKE Districts represent significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

Work at all Amarc’s Cu-Au Districts continued to progress during the quarter with field programs underway until late November. In 2024, a combined investment of at least $23 million was made on drilling and exploration across the three Districts. Initial results from the JOY District were announced in January 2025. Drilling at JOY in 2025 resulted in the discovery of a new high grade porphyry Au-Cu-Ag deposit called AuRORA (see further details are provided in the JOY Cu-Au District Overview below). The remaining results from JOY as well as DUKE and IKE are being compiled and are expected to be released during the quarter.

In February 2025, the Company announced that it has signed a mineral property option agreement with Canasil Resources Inc. (“Canasil”) pursuant to which Amarc can acquire 100% interest in 22 mineral claims that are located adjacent to its JOY tenure and immediately to the east of its AuRORA Cu-Au-Ag discovery. Further details are provided in Other Properties.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

LOCATION OF THE COMPANY’S JOY, DUKE and IKE DISTRICTS

Each of Amarc’s Projects are indicated by a star.

Amarc’s 100%-owned, JOY District covers the northern extension of the prolific Kemess porphyry Cu-Au district (the “Kemess District”) in the Toodoggone region of north-central BC. A geological region with high potential for important porphyry and epithermal deposits, the Toodoggone is part of BC’s Golden Horseshoe, which includes the Golden Triangle to the west.

The JOY claims are located approximately 20 km north of the former Kemess South Mine and the government approved Kemess underground project (“Kemess District”), owned by, Centerra Gold Inc. (“Centerra”) which purchased the Kemess District from AuRico Metals Inc. for $310 million1 in mid 2017. Amarc’s JOY District is host to the open-ended PINE porphyry Cu-Au deposit (the “PINE Deposit”) and a pipeline of other large and high potential, district porphyry Cu-Au targets, which cluster on the property.

Amarc has entered into an agreement with Freeport-McMoRan Minerals Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc., to efficiently advance the JOY District. Under the terms of the agreement, Freeport may acquire up to a 70% ownership interest by making staged investments totalling $110 million. Freeport increased its Year 1 contribution in the 2021 JOY exploration program by ~50% – from $4 million to $5.94 million, and in 2022 continued its earn-in completing a second drilling season funding approximately $14 million of work, for its Year 2 contribution, and has continued its earn in by funding programs at JOY in 2023 and 2024. Amarc is the project operator.

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1 Centerra Gold Inc. news release January 8, 2018.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

To the end of 2023, the Amarc exploration team had completed 19,759 m of helicopter-supported drilling and extensive airborne and surface surveys at JOY with Freeport, identifying several mineralized trends across the JOY District and indicating the potential for the occurrence of clustered porphyry deposits – that potential remains to be fully explored. In addition, the mineralization at the PINE Deposit has been expanded to over 1,700 m, substantial new porphyry Cu-Au mineralization has been discovered at the largely overburden covered Canyon deposit target; and widely spaced initial scout drilling of the Twins sulphide system has encountered widespread porphyry Cu-Au mineralization, highlighting significant exploration potential.

In late May 2023, Amarc launched an exploration program that included extensive airborne and surface surveys focused on the detailed refinement of multiple porphyry Cu-Au deposit targets clustered along the mineralized trends that extend over the 495 km2 property, in preparation for an extensive intended drilling program in 2024. This program also included the rehabilitation of road and bridge access to the PINE Cu-Au Deposit in the centre of the JOY tenure and other deposit targets to facilitate the 2024 drilling. In July 2024, Amarc announced that the drilling focused 2024 program, fully funded by Freeport, had commenced.

Completed drilling and District-wide geological, geophysical and geochemical programs over the past two years culminated in this year’s discovery focused drilling program. Work completed during the current year included:

•	16,883 m of core drilling in 40 drill holes at seven targets, including the PINE Deposit, the Canyon discovery and the Twins, and Northwest Gossan (“NWG”) deposit targets; and
•	19 line-km of Induced Polarization (“IP”) ground geophysical survey.

The 2024 investment in the JOY District is expected to be approximately $12 million by year end.

AuRORA Deposit Discovery

In January 2025, Amarc announced its initial drill results from the JOY District. The new, high grade, gold-rich porphyry Cu-Au-Ag AuRORA deposit was discovered in the expansive NWG Target, an area that had not previously been drill tested. NWG is located at the northwest end of a possible 15 km mineralized trend that extends southeast toward the GAP and SWT Targets.

Hole JP24057, the first hole ever drilled at AuRORA, intersected a new porphyry Cu-Au-Ag system hosting high and continuous Au grades (see Table 1). Following completion of this discovery hole, Amarc, with Freeport, systematically stepped out, aggressively drilling with three core rigs, with a view to begin outlining an outstanding Cu-Au-Ag deposit and to confirm its high grade potential. Hole JP24057 and six other holes were drilled at approximately 100 m intervals on east-west section 7800N. Drilling on this section established a 600 m wide zone of porphyry mineralization encountered from near surface that is open to lateral expansion, and which is characterized by excellent lateral and vertical continuity. The consistency of the grades in the AuRORA Deposit is illustrated by the sample by sample results for holes JP24059 and JP24074 (see Amarc January 17, 2024 release).

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

Table 1: JOY AuRORA Porphyry Cu-Au-Ag Deposit Discovery Section 7800N

Mineralized Intervals of Significance

Drill Hole	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	Au (g/t)	Cu (%)	Ag (g/t)	CuEQ[4] (%)
JP24057		18.00	100.00	82.00	1.24	0.38	2.5	1.08
	Incl.	58.00	100.00	42.00	1.97	0.49	3.6	1.61
		120.29	190.00	69.71 [5]	2.56	0.42	5.0	1.88
	Incl.	120.29	166.00	45.71	3.30	0.56	6.2	2.44
	And	120.29	136.00	15.71	4.54	0.84	8.6	3.42
JP24059		24.00	295.25	271.25	0.98	0.25	1.9	0.81
	Incl.	24.00	194.50	170.50	1.32	0.34	2.6	1.09
	And	106.00	194.50	88.50	2.29	0.46	3.7	1.76
	Incl.	211.00	239.10	28.10	0.99	0.18	1.1	0.73
JP24071		21.10	233.00	211.90 [6]	1.36	0.40	3.4	1.18
	Incl.	104.00	212.00	108.00	2.38	0.60	5.2	1.96
JP24074		69.00	231.00	162.00	2.19	0.63	7.0	1.90
	Incl.	84.00	231.00	147.00	2.40	0.69	7.6	2.08
	And	111.00	219.00	108.00	3.09	0.82	9.0	2.59
	And	135.00	216.00	81.00	3.69	0.92	9.7	3.04
JP24076		57.00	198.00	141.00 [7]	0.73	0.18	1.3	0.60
	Incl.	102.00	198.00	96.00	1.00	0.24	1.8	0.81
	And	129.00	180.00	51.00	1.44	0.31	2.2	1.13
JP24079		179.00	189.50	10.50	0.06	0.24	2.7	0.29
		341.00	400.70	59.70	0.29	0.08	1.7	0.26
JP24082		131.00	277.95	146.95	0.34	0.22	3.2	0.43
	Incl.	161.00	277.95	116.95	0.39	0.25	3.8	0.50
	And	212.00	242.00	30.00	0.84	0.54	7.2	1.06

Notes to Table 1:

1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
4.

Copper equivalent (CuEQ) calculations use metal process prices of: Cu US$4.00/lb, Au US$1800/oz., and Ag US$24/oz. and conceptual recoveries of: Cu 85%, Au 72% and 67% Ag. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery. The metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ% = Cu% + ((Au g/t * (Au recovery / Cu recovery) * (Au $ per oz./31.1034768 / Cu $ per lb. * 22.04623)) + ((Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz./ 31.1034768 / Cu $ per lb. * 22.04623)).

5.	Drill hole JP24057 interval 166-169 m comprised broken ground, no core was recovered, and it was therefore averaged at zero grade.
6.	Drill hole JP24071 interval 179-182 m comprised broken ground, no core was recovered, and it was therefore averaged at zero grade.
7.	Drill hole JP24076 intervals 72-75 m, 78-81 m and 96-102 m comprised broken ground, no core was recovered, and each was therefore averaged at zero grade.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

Results from six additional holes drilled on section 7900N (some 100 m to the north of section 7800N) at the AuRORA Deposit build positively on those from section 7800N, including the high grades of gold, in combination with strong copper and silver values intersected, and the lateral and vertical continuity of those grades, in a deposit that begins near the surface (see Table 2).

Table 2: JOY AuRORA Porphyry Cu-Au-Ag Deposit Discovery Section N7900

Mineralized Intervals of Significance

Drill Hole	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	Au (g/t)	Cu (%)	Ag (g/t)	CuEQ[4] (%)
JP24060		31.00	59.00	28.00	0.19	0.16	0.7	0.27
		74.00	203.90	129.90	2.40	0.61	5.3	1.98
	Incl.	104.00	185.00	81.00	3.58	0.85	7.4	2.89
	And	131.00	182.00	51.00	4.48	0.96	8.4	3.50
JP24063		25.40	40.40	15.00	0.25	0.08	0.5	0.22
		70.40	202.05	131.65	1.01	0.30	2.8	0.88
	Incl.	102.95	202.05	99.10	1.17	0.33	3.2	1.00
		242.00	253.40	11.40	1.55	0.34	3.5	1.23
		301.40	334.80	33.40	0.32	0.10	1.0	0.29
		349.40	355.40	6.00	0.31	0.07	0.5	0.25
		370.40	376.40	6.00	0.23	0.08	0.7	0.21
		382.40	412.40	30.00	0.20	0.08	1.0	0.20
		418.40	424.15	5.75	0.33	0.06	0.9	0.25
JP24068		47.40	239.40	192.00	0.52	0.25	2.6	0.56
	Incl.	104.40	187.00	82.60	0.75	0.34	3.8	0.78
	and	113.40	154.25	40.85	0.89	0.41	4.8	0.94
JP24073		102.00	321.00	219.00	0.98	0.24	2.0	0.80
	Incl.	102.00	233.20	131.20	1.40	0.34	2.8	1.13
	and	138.00	233.20	95.20	1.62	0.37	2.9	1.28
	and	147.00	156.00	9.00	2.47	0.54	5.7	1.96
	Incl.	240.00	261.00	21.00	0.45	0.09	1.0	0.35
	Incl.	270.00	321.00	51.00	0.40	0.11	0.8	0.34
		333.00	345.00	12.00	0.21	0.07	0.5	0.19
		354.00	363.00	9.00	0.15	0.08	1.0	0.17
		372.00	387.00	15.00	0.42	0.07	0.8	0.31
JP24075		33.50	299.15	265.65	1.24	0.31	3.4	1.02
	Incl.	36.70	164.40	127.70	2.21	0.50	5.1	1.76
	and	36.70	146.00	109.30	2.41	0.51	5.3	1.89
	and	36.70	47.00	10.30	3.60	0.61	6.1	2.65
	and	56.80	84.00	27.20	3.08	0.51	6.7	2.27
	and	95.00	128.00	33.00	2.39	0.59	6.1	1.97
	Incl.	164.40	299.15	134.75	0.34	0.13	1.9	0.34
JP24077		141.30	187.00	45.70	0.54	0.22	2.0	0.54

For notes, see Table 1.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

As with section 7800N, the consistency of the grades within the holes on section 7900N at AuRORA is illustrated in the sample by sample results for holes JP24073 and JP24075 (see Amarc January 20, 2024 release).

Amarc’s DUKE District is located 80 km northeast of Smithers within the broader Babine Region, one of BC’s most prolific porphyry Cu-Au belts. The 40 by 100 km north-northwesterly striking Babine mineralized belt is host to Noranda Mines’ past producing Bell and Granisle Cu-Au mines that produced a total of 1.1 billion pounds of Cu, 634,000 ounces of Au and 3.5 million ounces of Ag2, and the advanced stage Morrison Cu-Au deposit. The DUKE District includes both the DUKE porphyry Cu deposit discovery and a series of high potential porphyry Cu-Au deposit targets generated from the Company’s comprehensive district scale targeting programs.

In late calendar 2022, Amarc entered into a funding agreement on the DUKE District with Boliden Mineral Canada Ltd. (“Boliden”), a wholly-owned subsidiary of the Boliden Group. Under the terms of the Agreement, Boliden may earn up to a 70% ownership interest, by making staged exploration and development investments totalling $90 million. Boliden can earn an initial 60% interest by funding $30 million of exploration and development expenditures within four years of the effective date of the Agreement, of which CDN$5 million is a committed amount. Boliden invested $10 million through to the end of 2023 and will invest an additional $10 million through to the end of 2024. Amarc is the project operator.

Following signature of the Boliden agreement Amarc initiated delineation drilling at the DUKE Deposit, completing 11,070 m between early December 2022 and mid-March 2023. This drilling increased the size of the DUKE Deposit porphyry Cu–Mo-Ag-Au system, and also Amarc’s understanding of the controls on mineralization in the DUKE District. In May 2023, Amarc remobilized its exploration team and completed extensive airborne and ground exploration surveys designed to assess 16 prioritized porphyry Cu-Au targets across the DUKE District for 2024 drill testing.

A two-phase field program has been completed at DUKE during the current year that included extensive drilling and surface surveys designed to prepare deposit targets for drill testing in 2025.

•	In the winter of 2024, a delineation drilling program was completed at the DUKE Deposit.
○

4,828 m were drilled in nine holes, further defining Cu-Mo mineralization in the central portion of the Deposit as well as identifying potentially important volumes of additional mineralization to the south and north of the main Deposit (see additional details in Amarc’s June 25, 2024 release and in the DUKE Cu-Au District section below).

•	The 2024 summer program focused on:
	○	5,815 m of core drilling in 19 holes, testing of three Cu-Au deposit targets across the prospective Cu-Au District; and
	○	121 line-km of ground IP and airborne geophysical surveys to delineate targets for future drill testing.

The 2024 investment in the DUKE District is expected to be approximately $10 million by year end.

The IKE District, also 100% owned by Amarc, is located 33 km northwest of the historical mining community of Gold Bridge, and near the heartland of BC’s producing porphyry Cu mines. The greater IKE District includes Amarc’s porphyry Cu-Mo-Ag deposit discovery (the “IKE Deposit”); the high potential Greater Empress Cu-Au Project (the “Greater Empress” area) that hosts the Empress Cu-Au-Ag deposit (the “Empress Deposit”) as well as other significant porphyry Cu-Au-Mo-Ag and Cu-Au-Ag replacement deposit targets; and also a number of promising porphyry Cu and epithermal Au-Ag targets. The IKE District shares many characteristics with porphyry districts around the globe that host major, and commonly multiple Cu±Au±Mo±Ag deposits, and has the potential to develop into an important mining camp.

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2 MINFILE Number 093L 146 and 093M 001 MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

At IKE, the 2024 program focused on the potential of the higher grade historical Empress Cu-Au Deposit, where drilling by previous companies of the replacement style mineralization encountered very encouraging Cu and Au grades, for example, hole 76-3 intersected 76 m grading 1.74% CuEQ* (0.92% Cu, 1.42 g/t Au and 4.7 g/t Au) including 8.5 m grading 3.52 % CuEQ (1.92% Cu, 2.74 g/t Au, 7.8 g/t Ag and 0.006% Mo) and hole 90-21 intersected 54.8 metres grading 1.81% CuEQ (1.10% Cu, 1.21 g/t Au, 2.5 g/t Ag and 0.004% Mo), including 10.8 m grading 2.86% CuEQ (0.49% Cu, 4.24 g/t Au and 2.3 g/t Ag)3. The recent drilling focused on confirming these grades and testing extensions of the deposit laterally and to depth. Self-funded by Amarc, the 2024 program included:

•	25 line-km of IP, 7 km2 of drone aeromagnetics and 31 km2 of LIDAR[4] geophysical surveys;
•	re-logging and re-assaying (1,744 samples) of 23 historical core holes; and
•	1,873 m of core drilling in 9 holes, to test for extensions to the Empress Cu-Au Deposit.

Amarc invested approximately $2.9 million in the IKE District this year.

*Copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb, Au US$1,800.00/oz, Ag US$24.00/oz and Mo US$15.00/lb and conceptual recoveries of: Cu 85%, Au 72% ,67% Ag and Mo 82%.

Amarc works closely with local governments, indigenous groups and other stakeholders in order to advance its mineral projects responsibly, and to do so in a manner that contributes to sustainable community and economic development. The Company’s team pursues early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, Amarc seeks to establish mutually beneficial partnerships with indigenous groups within whose traditional territories Amarc projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc’s work programs are carefully planned to achieve high levels of environmental and social performance.

An example of Amarc’s commitment to high standards of project management is the successful environmental collaboration undertaken in partnership with Tsay Keh Dene Nation, Kwadacha Nation and Takla Nation, the indigenous communities whose traditional territories are located within the area of the JOY District, to reclaim two historical exploration camp sites abandoned by previous operators. The safe and efficient clean up was undertaken by Amarc and Chu Cho Industries5, which provided the labour and heavy equipment for the reclamation at Stealth, and Amarc and the Kwadacha Nation at Pine. Chu Cho Environmental also provided video production expertise in support of a reclamation video that highlights the work done at the abandoned Stealth camp site Amarc release August 15, 2024). The video showcasing this environmental reclamation is available on the Amarc website at the following link: https://amarcresources.com/sustainability/ .

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3 Further details in Amarc’s 2020 IKE Technical Report https://amarcresources.com/projects/ike-project/technical-report/

4 Remote sensing technology that provides precision measurement of distances

5 Chu Cho Industries and Chu Cho Environmental are local Tsay Keh Dene Nation owned businesses with the expertise and logistical capabilities to assist with planning and carrying out the clean up and site rehabilitation.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

The JOY Cu-Au District

Amarc’s 100%-owned JOY District is located immediately to the north of the prolific Kemess porphyry Cu-Au district (the “Kemess District”) in the Toodoggone region of north-central BC. A geological region with high potential for important porphyry and epithermal deposits, the Toodoggone is part of BC's Golden Horseshoe, which includes the Golden Triangle to the west.

Through its association with HDI, Amarc's technical team was first to recognize the Kemess District's true porphyry potential, acquiring both Kemess North and Kemess South as early-stage prospects and advancing both to significant porphyry Cu-Au deposits. Kemess South was sold on beneficial terms to a predecessor of Northgate Minerals, which brought the deposit into production. Northgate Minerals produced 3 million ounces of Au, and 750 million pounds of Cu over a 13-year period to 2011[6] from Kemess South mine (BC’s third largest Au producer). The Kemess District, now owned by Centerra, includes the government-approved Kemess Underground Project (the deeper higher-grade extension of the Kemess North deposit), the advanced stage Kemess East deposit as well as the mined-out Kemess South deposit. The resource road that services Centerra’s deposits and the historical Lawyers and Shasta Au-Ag mines, also provides access to Amarc’s JOY District.

JOY District Highlights

Historically, the PINE Deposit in the JOY District saw several phases of drilling. Early work by Amarc in the District identified significant expansion potential at the PINE Deposit, and also at the MEX deposit target for drill testing. In addition, Amarc defined seven large (approximately 1 to 5 km2), high potential porphyry Cu-Au exploration target areas, each of which hosts multiple targets that were either drill-ready or could rapidly be brought up to a drill ready status by the completion of focused surface surveys. A highly effective targeting strategy was initially achieved by combining and interpreting information from the Company’s exploration surveys and extensive historical datasets. These datasets include results from soil geochemical sample grids, airborne magnetics and ground IP geophysical surveys, geological and alteration mapping and historical drilling. The large historical soils geochemical database (6,390 samples) was of particular use.

The JOY technical information up and including 2020 is summarized in the Company’s National Instrument 43-101 Technical Report (“JOY Technical Report”) filed under Amarc’s profile at www.sedarplus.ca and on the Company’s website at www.amarcresources.com/projects/joy-project/technical-report.

In 2021, Amarc work crews completed a comprehensive exploration program at JOY, which was designed to advance delineation of the PINE Deposit and assess several of the defined important-scale mineral systems (Amarc release November 15, 2021). This program included the drilling of 4,300 m (9 core holes) and the relogging of over 60 historical core drill holes mainly from the PINE porphyry Cu-Au deposit, along with 42 line-km of IP geophysical survey, 684 grid soil geochemical samples and 179 rock geochemical samples collected during geological traverses over a number of the target areas.

During the 2022 field season, Amarc completed 15,427 m (in 37 core holes) of helicopter supported drilling with the goal of expanding the known mineralization at the PINE Deposit and commenced drill testing of a number of deposit scale Cu-Au targets clustered across the JOY District (Amarc releases October 11, 2022 and March 2, 2023). Further ground survey work was also undertaken that included 56.3 line-km of IP geophysics and collection of 2,648 soil and 313 surface rock samples for geochemical analyses. The survey results, when integrated with previously completed Amarc and historical survey data, continued to discover and expand clusters of large sulphide-bearing hydrothermal systems, and delineated new targets for drill testing (Amarc release January 23, 2023).

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6 SRK Consulting (Canada) Inc. 2013 NI-43-101 Technical Report on the Kemess Underground Project, British Columbia, Canada, AuRico Metals Ltd. Sedar

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

Expanding the PINE Porphyry Cu-Au Deposit

Building on information derived mainly from the team’s relogging of the historical core, Amarc completed its first drilling at the PINE Deposit in 2021, comprising three long core holes (up to 701 m in length) . These holes intercepted significant mineralization over a strike length of 1,100 m and to a vertical depth of at least 550 m (Amarc release March 7, 2022), within an expansive 6 km2 hydrothermal mineralizing system as outlined by IP geophysical surveys. Notably, the PINE system remained open to expansion, with most of this prospective area concealed under a cover of broadly distributed glacial deposits.

Amarc’s 2021 drill holes at the PINE Deposit intercepted some of the highest grade of Cu-Au mineralization over the longest intervals that had been encountered to date. Highlights from the 2021 PINE Deposit drilling include:

•	101.90 m of 0.56% CuEQ[4] (0.23% Cu, 0.57 g/t Au and 2.4 g/t Ag)
•	29.00 m of 0.46% CuEQ (0.20% Cu, 0.44 g/t Au and 2.1 g/t Ag)
•	66.60 m of 0.40% CuEQ (0.21% Cu, 0.32 g/t Au and 1.5 g/t Ag)
•	244.10 m of 0.35% CuEQ (0.11% Cu, 0.41 g/t Au and 1.2 g/t Ag)
•	135.00 m of 0.44% CuEQ (0.14% Cu, 0.53 g/t Au and 1.2 g/t Ag)

4 See Table 3, Note 4 - copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb, Au US$1,800.00/oz, and Ag US$24.00/oz and conceptual recoveries of: Cu 85%, Au 72% and 67% Ag.

A majority of the 60+ mainly short and, frequently, widely spaced historical core holes at the PINE Deposit (80% of which extend to <200 m vertical depth) are collared within a restricted 900 x 600 m area. Reinterpretation of historical drill holes and the new holes drilled by Amarc showed good potential to expand the PINE Deposit internally (between the widely spaced drill holes), laterally (beyond the footprint of current drilling) and to depth.

Further to the open-ended nature of the PINE Deposit, significant potential for the discovery of other centres of porphyry Cu-Au mineralization were also identified within the area of the overall PINE mineralized system. Amarc's hole JP21009, located 500 m northeast of the PINE Deposit, returned 244 m of 0.35% CuEQ4 (0.11% Cu, 0.41 g/t Au and 1.2 g/t Ag), including 135 m of 0.44% CuEQ (0.14% Cu, 0.53 g/t Au and 1.2 g/t Ag), indicating high potential to the northeast. Historical drilling also indicated significant potential to the southwest of the PINE Deposit. For example, the historical hole located furthest away to the southwest but within the current known limits of the PINE system (PIN09-04) returned 105 m at 0.17% CuEQ (0.08% Cu, 0.15 g/t Au and 1.1 g/t Ag) (Amarc release March 7, 2022).

The eleven core holes (up to 781 m in length) completed at the PINE Deposit in 2022 were located to follow up on the successful 2021 drilling and to further expand the mineralization at the deposit and to identify areas of higher grade within the expansive 6 km2 PINE mineralized system (Amarc releases August 24, 2022 and March 2, 2023). This drilling successfully intercepted significant mineralization that extended the footprint of the deposit over a strike length of 1,700 m (Table 1 and Amarc release March 2, 2023). Furthermore, outboard, wider spaced and mainly historical drill holes indicate the potential to expand this footprint to over 2,600 m. The drilling also highlights the favorable geometry of the PINE Deposit, with the majority of known mineralization occurring from surface to 300 m depth, and locally extending to 550 m depth. The larger 6 km2 mineralized system that hosts the PINE Deposit, and its expansion potential remains to be fully explored.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

Highlights from 2022 PINE Deposit drilling include:

•	204 m of 0.42% CuEQ[4] (0.18% Cu, 0.41 g/t Au and 2.3 g/t Ag)
•	105 m of 0.40% CuEQ (0.13% Cu, 0.47 g/t Au and 2.3 g/t Ag)
•	107 m of 0.31% CuEQ (0.09% Cu, 0.37 g/t Au and 1.2 g/t Ag)
•	179 m of 0.32% CuEQ (0.11% Cu, 0.36 g/t Au and 1.2 g/t Ag)

Additional centers of higher Cu-Au grade were noted, beginning to emerge along the 1,700 m PINE Deposit trend. For example, Amarc drilling in the northeastern area of this trend has intersected significant porphyry mineralization over 600 m of strike length, including:

•	63 m of 0.44% CuEQ[4], within 179 m of 0.32% CuEQ (JP22017)[5]
•	57 m of 0.40% CuEQ, within 107 m of 0.31% CuEQ (JP22015)
•	135 m of 0.44% CuEQ, within 244 m of 0.35% CuEQ (JP21009 completed in 2021)

5 Grade for each element that comprises the CuEQ for holes JP22017, JP22015 are shown in Table 3 and for JP21009 is 0.14% Cu, 0.53 g/t Au and 1.2 g/t Ag.

Table 3: JOY 2022 DRILL PROGRAM ASSAY Results

Target	Drill Hole[5]	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.123 (m)	CuEQ[4] (%)	Cu (%)	Au (g/t)	Ag (g/t)
PINE	JP22010	265	-60	681.00		18.96	223.03	204.07	0.42	0.18	0.41	2.3
					Incl.	18.96	49.35	30.39	0.44	0.12	0.55	2.0
					Incl.	84.83	223.03	138.20	0.48	0.22	0.43	2.8
					and	84.83	128.95	44.12	0.58	0.26	0.53	3.3
					and	141.82	223.03	81.21	0.51	0.24	0.45	2.9
						258.00	296.70	38.70	0.51	0.25	0.44	2.7
					Incl.	258.00	285.81	27.81	0.62	0.29	0.54	3.3
						455.51	505.79	50.28	0.34	0.15	0.32	1.7
PINE	JP22011	265	-60	637.78		35.00	65.00	30.00	0.22	0.06	0.27	1.5
						386.00	542.00	156.00	0.36	0.20	0.25	2.5
					Incl.	386.00	458.00	72.00	0.44	0.23	0.35	2.9
					Incl.	494.00	539.00	45.00	0.41	0.24	0.25	2.8
PINE	JP22012	265	-60	597.00		41.50	54.52	13.02	0.26	0.12	0.22	2.0
						73.00	141.00	68.00	0.31	0.13	0.29	2.0
					Incl.	126.00	141.00	15.00	0.49	0.20	0.49	2.7
						221.40	354.00	132.60	0.32	0.15	0.26	2.4
					Incl.	221.40	301.48	80.08	0.35	0.17	0.30	2.7

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

Target	Drill Hole[5]	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.123 (m)	CuEQ[4] (%)	Cu (%)	Au (g/t)	Ag (g/t)
PINE	JP22013	265	-60	516.00		48.00	153.00	105.00	0.40	0.13	0.47	1.8
					Incl.	59.20	96.00	36.80	0.44	0.16	0.48	2.3
					Incl.	114.00	153.00	39.00	0.46	0.12	0.59	1.4
						177.00	189.51	12.51	0.42	0.12	0.52	1.3
						226.14	303.00	76.86	0.30	0.14	0.27	1.4
					Incl.	226.14	245.41	19.27	0.45	0.14	0.54	1.4
PINE	JP22014	270	-60	594.00		27.00	42.00	15.00	0.28	0.10	0.31	1.3
						62.05	167.00	104.95	0.25	0.10	0.26	1.3
					Incl.	66.00	84.00	18.00	0.34	0.11	0.40	1.2
					Incl.	111.00	141.00	30.00	0.33	0.12	0.37	1.7
PINE	JP22015	90	-60	647.00		72.00	300.00	228.00	0.25	0.08	0.28	1.0
					Incl.	72.00	178.78	106.78	0.31	0.09	0.37	1.2
					and	72.00	129.00	57.00	0.40	0.10	0.53	1.3
					and	72.00	84.00	12.00	0.81	0.16	1.15	2.0
					Incl.	189.00	300.00	111.00	0.21	0.08	0.22	0.8
						431.97	647.00	215.03	0.22	0.10	0.21	0.8
					Incl.	522.00	534.00	12.00	0.47	0.10	0.64	1.6
					and	561.00	644.55	83.55	0.24	0.12	0.20	0.9
PINE	JP22016	265	-65	609.00		13.23	155.56	142.33	0.26	0.08	0.30	1.1
					Incl.	18.00	66.00	48.00	0.41	0.12	0.50	1.4
						175.51	186.33	10.82	0.30	0.12	0.31	1.4
						213.36	232.07	18.71	0.22	0.12	0.17	1.4
						241.78	258.00	16.22	0.29	0.10	0.32	1.2
PINE	JP22017	90	-60	624.00		174.00	352.80	178.80	0.32	0.11	0.36	1.2
					Incl.	248.03	352.80	104.77	0.37	0.13	0.43	1.1
					and	272.72	336.00	63.28	0.44	0.14	0.52	1.2
					and	272.72	291.00	18.28	0.56	0.12	0.76	1.5
					Incl.	310.00	336.00	26.00	0.45	0.17	0.49	1.2
						378.00	390.00	12.00	0.30	0.12	0.30	1.3
PINE	JP22018	265	-60	490.50		126.00	177.00	51.00	0.38	0.13	0.4	1.8
PINE	JP22034	90	-60	504.00		59.67	95.08	35.41	0.14	0.05	0.14	0.3
						124.71	145.17	20.46	0.24	0.13	0.20	0.8
						174.13	231.00	56.87	0.24	0.14	0.17	1.6
						423.32	477.33	54.01	0.13	0.07	0.10	0.9
PINE	JP22040	270	-90	405.00		No significant intercepts
Canyon	JP22029	40	-60	234.00		No significant intercepts
Canyon	JP22030	55	-60	753.00		102.00	126.00	24.00	0.13	0.07	0.10	0.5
						223.85	255.00	31.15	0.14	0.10	0.04	3.3
						291.00	342.00	51.00	0.13	0.10	0.04	0.8
						342.00	638.25	296.25	0.39	0.30	0.14	1.7
					Incl.	345.21	456.00	110.79	0.48	0.38	0.16	2.5
	JP22030				Incl.	351.00	447.00	96.00	0.51	0.39	0.18	2.6
						360.00	399.00	39.00	0.56	0.42	0.20	2.7
					Incl.	552.00	580.00	28.00	0.51	0.40	0.19	1.4
						708.90	719.40	10.50	0.77	0.61	0.25	2.1

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

Target	Drill Hole[5]	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.123 (m)	CuEQ[4] (%)	Cu (%)	Au (g/t)	Ag (g/t)
Canyon	JP22036	55	-60	588.00		24.47	219.00	194.53	0.20	0.14	0.09	2.3
					Incl.	69.00	76.00	7.00	0.91	0.54	0.59	6.9
					Incl.	162.30	177.00	14.70	0.33	0.22	0.18	2.1
						210.00	219.00	9.00	0.27	0.17	0.15	1.8
						407.00	464.00	57.00	0.17	0.12	0.08	0.8
Canyon	JP22038	55	-60	576.00		384.00	570.00	186.00	0.15	0.12	0.04	0.8
Canyon	JP22042	235	-70	661.30		299.40	564.00	264.60	0.15	0.11	0.06	0.8
					Incl.	318.00	347.61	29.61	0.23	0.16	0.12	1.1
					Incl.	453.00	498.00	45.00	0.20	0.15	0.07	0.9
Canyon	JP22043	50	-60	735.00		582.00	726.00	144.00	0.16	0.13	0.03	0.8
Twins	JP22019	50	-60	384.00		54.00	125.58	71.58	0.21	0.10	0.19	1.0
					Incl.	99.00	125.58	26.58	0.29	0.12	0.30	1.2
						215.00	276.00	61.00	0.19	0.11	0.14	1.2
Twins	JP22020	235	-60	270.00		12.00	216.00	204.00	0.11	0.03	0.14	0.4
					Incl.	44.22	90.00	45.78	0.17	0.05	0.22	0.6
Twins	JP22021	55	-60	216.00		No significant intercepts
Twins	JP22023	235	-60	36.00		Abandoned in overburden
Twins	JP22025	50	-60	219.00		12.00	48.00	36.00	0.11	0.04	0.11	0.6
Twins	JP22026	55	-55	282.00		No significant intercepts
Twins	JP22031	55	-60	249.00		60.00	105.00	45.00	0.10	0.04	0.11	0.3
SWT	JP22022	265	-55	528.00		No significant intercepts
SWT	JP22024	225	-60	501.00		414.30	417.00	2.70	2.12	0.005	3.73	6.2
SWT	JP22027	70	-60	342.00		24.00	27.00	3.00	0.25	0.09	0.28	0.4
SWT	JP22028	70	-60	342.00		264.00	342.00	78.00	0.08	0.02	0.11	0.4
					Incl.	328.71	342.00	13.29	0.14	0.03	0.20	0.5
South MEX	JP22041	54.16	59.82	323.00		101.00	173.00	72.00	0.10	0.02	0.10	3.4
					Incl.	127.00	149.00	22.00	0.15	0.03	0.16	4.8
Wrich	JP22044	335	-70	393.00		59.00	167.00	108.00	0.20	0.03	0.23	6.4
					Incl.	65.00	86.00	21.00	0.32	0.04	0.32	13.6
					Incl.	119.00	137.00	18.00	0.28	0.03	0.44	1.7
					Incl.	158.00	167.00	9.00	0.34	0.02	0.46	10.2
Finlay North	JP22032	30	-60	225.00		No significant intercepts
Finlay North	JP22033	30	-60	243.00		66.00	87.00	21.00	0.07	0.004	0.11	0.4
Finlay North	JP22035	30	-70	219.40		No significant intercepts
Finlay South	JP22037	55	-60	221.00		17.00	29.00	12.00	0.14	0.10	0.06	2.0
Finlay South	JP22039	235	-50	356.00		No significant intercepts
CT	JP22045	90	-60	204.00		No significant intercepts

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

>0.30% CuEQ
0.15 – 0.30% CuEQ

Notes:

1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
4.

Copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb., Au US$1800/oz. and Ag US$24/oz. and conceptual recoveries of: Cu 85%, Au 72% and 67% Ag. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery. The metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ% = Cu% + ((Au g/t * (Au recovery / Cu recovery) * (Au $ per oz./ 31.1034768 / Cu $ per lb. * 22.04623)) + ((Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz. / 31.1034768 / Cu $ per lb. * 22.04623))

5.	The collar locations in UTM NAD83, Zone 9N coordinates for listed drill holes are provided in Amarc release March 2, 2023.

Discovery At Canyon Deposit Target Highlights Potential for Clustered Deposits at JOY

Eight extensive porphyry Cu-Au deposit targets were explored in 2022 with 26 scout drill holes; four of the targets had not been previously drill tested. These deposit targets include the Canyon (5 km2), Twins (7 km2) and SWT (3 km2) which, with PINE (6 km2), form the 15.5 km northeast trending PINE Trend; and the South Mex (>1.9 km2) open deposit target at the south end of the 6 km-long MEX Trend (Amarc releases January 23, 2023 and March 2, 2023). These trends are similar to the 4 km-long northeast trend of the Nugget, Kemess North, Kemess Underground, Kemess Offset and Kemess East porphyry Cu-Au deposits, held by Centerra Gold Inc., in the Kemess Mining District located adjacent to the south of the JOY tenure.

At Canyon, very limited initial scout drilling of the expansive (5 km2) and largely covered sulphide system by Amarc in 2021 (JP21006: 27 m of 0.18% CuEQ4 with 0.06% Cu, 0.21 g/t Au) (see Amarc news release March 7, 2022) and historical operators (MEX12-013: 49 m of 0.16% CuEQ with 0.05% Cu, 0.20 g/t Au, and PIN09-15: 3 m of 11 g/t Au), intersected promising Cu-Au and Au-only mineralization compatible with the fringes of a potentially important porphyry Cu-Au system. In 2022, further reconnaissance drilling at Canyon discovered a significant new zone of porphyry Cu-Au mineralization with hole JP22030 intersecting:

•	96 m of 0.51% CuEQ (0.39% Cu, 0.18 g/t Au and 2.6 g/t Ag), within 296 m of 0.39% CuEQ (0.30% Cu, 0.14 g/t Au and 1.7 g/t Ag)
•	5 m of 0.77% CuEQ (0.61% Cu, 0.25 g/t Au, 2.1 g/t Ag)

Four other scout drill holes intersected less robust Cu-Au mineralization disrupted by inter-mineral intrusions. The Canyon discovery remains open to expansion and requires substantial drilling, as does the host 5 km2 IP geophysical anomaly which indicates the presence of a large-scale sulphide system.

The highly prospective Twins (7 km2) deposit target is located adjacent and to the southwest along the 15.5 km PINE Trend from Canyon. A single scout drill hole completed by Amarc in 2021 (JP21004), the first ever drilled into the large Twins target, intersected 63 m of 0.18% CuEQ4 with 0.09% Cu, 0.15 g/t Au, 0.5 g/t Ag, including 39 m of 0.22% CuEQ with 0.11% Cu, 0.19 g/t Au, 0.6 g/t Ag, successfully discovering porphyry-type Cu-Au mineralization (Amarc release March 7, 2022) within this large mineralized sulphide system. In 2022, very widely spaced follow-up reconnaissance drill holes, ranging in length from 216 m to 384 m, targeted magnetic high features within the extensive IP chargeability footprint and encountered widespread indications of porphyry Cu-Au mineralization.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

Based on comparisons with the Canyon discovery and the PINE Deposit, intervals of porphyry Cu-Au mineralization at Twins, including 27 m of 0.29% CuEQ

4 (0.12% Cu, 0.30 g/t Au, 1.2 g/t Ag) in JP22019 and 204 m of 0.11% CuEQ (0.04% Cu, 0.14 g/t Au, 0.4 g/t Ag) in JP22020, may represent the lateral or upper parts of a yet undiscovered porphyry Cu-Au center. The large footprint of this target, its veneer of glacial overburden cover, and Cu-Au intercepts in the widely spaced and relatively shallow drill holes highlight the significant exploration potential for the discovery of another porphyry Cu-Au deposit at Twins.

Systematic Exploration of Emerging Deposit Targets

In 2022, a similar strategy of initial drill testing with single to widely spaced shorter scout drill holes was employed at other overburden-covered targets, including South MEX, South Finlay, North Finlay and CT, with results indicating continued systematic exploration is warranted. At South MEX, a single scout drill hole, the first into this >1.9 km2 IP chargeability anomaly that remains open to expansion, intersected anomalous Au-Cu-Ag (72 m of 0.10% CuEQ4 (0.02% Cu, 0.10 g/t Au, 3.4 g/t Ag) in JP22041) in volcanics that straddle the prospective Triassic-Jurassic contact. This geological environment is similar to that hosting the Kemess District porphyry Cu-Au deposits (Amarc releases January 23, 2023 and March 2, 2023).

Scout drilling at SWT returned local zones of anomalous Au-Cu compatible with proximity to a porphyry Cu-Au system (e.g. 78 m of 0.09% CuEQ4 (0.02% Cu, 0.11 g/t Au, 0.04 g/t Ag) in JP22028), as well as local vein-hosted Au-only mineralization (2.7 m of 3.7 g/t Au in JP22024). At the adjacent Wrich occurrence, Au-Ag-Cu mineralization (108 m of 0.20% CuEQ (0.03% Cu, 0.23 g/t Au, 6.4 g/t Ag) in JP22044) is associated with advanced argillic alteration zones and may represent a higher-level signature of a porphyry Cu-Au system.

The 2023 field program was designed to inform the 2024 drilling plans; it included extensive airborne and surface exploration surveys focused on detailed refinement of multiple porphyry copper-gold deposit targets clustered along mineralized trends across the JOY District (Amarc release October 26, 2023). The principal components of the 2023 surveys were:

•	638 line-km of airborne Magnetotelluric (“MT”) geophysics;
•	30 km2 of ground-based MT geophysics;
•	72.5 line-km of Induced Polarization ground geophysics;
•	465 geological survey traverse-km;
•	769 systematic rock chip samples for assay; and
•	1,788 grid soil samples for assay.

In addition to facilitate future drilling, rehabilitation of exploration trail and bridge access to the PINE Cu-Au Deposit in the centre of the JOY tenure and other deposit targets was also completed.

2024 Program

In July 2024, Amarc announced that extensive core drilling commenced at the JOY District. The program’s goal is the discovery of porphyry Cu-Au deposits by wide-spaced drilling over eight large drill-ready sulphide mineralized systems clustered along a number of emerging mineralized trends. Areas of focus for drilling include the Northwest Gossan, an exciting new target that has never been drilled prior to this year, further delineation and extension of the PINE Deposit, follow up to the discovery holes at the Canyon Deposit Target, and further investigation of the Twins Deposit Target, SWT target and South MEX and More MEX targets.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

In addition to the many deposit scale targets noted above, the JOY District also hosts a high-quality pipeline of eight other Cu-Au targets located across the District. Additional survey work was planned to bring them up to a drill-ready status.

Additional details on the recently completed 2024 field programs at JOY, including the initial results from the new high grade Cu-Au-Ag AuRORA Deposit discovery, are provided in section 1.2 Overview.

JOY District Agreement with Freeport

On May 12, 2021, Amarc announced it entered into an agreement (the "Agreement") with Freeport pursuant to which Freeport may acquire, through a staged two-stage option up to a 70% ownership interest in the mineral claims comprising the JOY District, plus other rights and interests, over up to a 10 year period.

To earn an initial 60% interest, Freeport is required to fund $35 million of work expenditures over a 5-year term. During the first year of the earn-in, a $4 million work program is required in the JOY District. Annual optional earn-in expenditures can be accelerated by Freeport at its discretion. Amarc will be operator during the initial earn-in period. Once Freeport has acquired such 60% interest, Amarc and Freeport will proceed to explore and develop the JOY District through a jointly owned corporation with Freeport assuming project operatorship.

Upon Freeport earning such 60% interest, it can elect, in its sole discretion, to earn an additional 10% in the mineral claims comprising the JOY District, plus other rights and interests (for a total 70% interest) by sole funding a further $75 million within the following five years.

Once Freeport has finalized its earned ownership interest at either the 60% or 70% level, each party will be responsible for funding its own pro-rata share of project costs on a 60:40 or 70:30 basis.

In 2021, Freeport increased its first-year contribution to the Company’s ongoing exploration program at the JOY District by ~50% – from $4 million to $5.94 million (Amarc release December 15, 2021). Freeport continued to earn-in at JOY and advanced approximately CDN$14 million in calendar 2022 for its Year 2 contribution toward the JOY exploration program (Amarc release October 11, 2022). Freeport has continued to fund its earn-in in 2023 and 2024.

JOY District Royalties

The 100% Amarc owned JOY District comprises the JOY, PINE and Paula Properties, and also the STAKED Claims. The mineral claims comprising the STAKED Claims were staked and are owned 100% by the Company.

On November 21, 2017, Amarc acquired 100% interest in the 7,200 Ha JOY Property from United Minerals Services Ltd., a private vendor. The JOY property is subject to an underlying 3% NSR royalty held by an underlying owner, which is capped at $3.5 million.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

On August 29, 2017, Amarc entered into option agreements with each of Gold Fields Toodoggone Exploration Corporation (“Gold Fields”) and Cascadero Copper Corporation ("Cascadero"), which at that time held the PINE Property in a 51%:49% joint venture, that enabled Amarc to purchase 100% of the property. On December 31, 2018, Amarc completed the purchase of Cascadero’s 49% interest in the PINE property (Amarc MD&A December 31, 2018). Further, on December 9, 2019, Amarc announced that it had reached an agreement with Gold Fields to amend the option agreement between the parties and purchased outright the remaining 51% of the PINE Property from Gold Fields (Amarc news release, December 9, 2019).

Gold Fields retains a 2.5% NPI royalty on mineral claims comprising about 96% of the PINE Property and a 1% NSR royalty on the balance of the claims. The NPI royalty can be reduced to 1.25% at any time through the payment to Gold Fields of $2.5 million in cash or shares. The NSR royalty can be reduced to 0.50% through the payment to Gold Fields of $2.5 million in cash or shares.

The PINE Property is subject to a 3% underlying NSR royalty payable from production to a former owner and capped at $5 million payable from production (Amarc November 21, 2017 news release).

In November 2019, Amarc entered into a purchase agreement with two prospectors to acquire 100% of a single mineral claim, called the Paula Property, located internal to the wider JOY District tenure (Amarc MD&A December 31, 2019). The claim is subject to a 1% NSR royalty payable from commercial production that is capped at $0.5 million.

The DUKE Cu-Au District

Amarc’s DUKE District is located 80 km northeast of Smithers in the broader Babine Region, one of BC’s most prolific porphyry Cu-Au belts. The Babine Region, a 40 by 100 km north to northwesterly striking mineralized belt is host to Noranda Mines’ past producing Bell and Granisle Cu-Au mines that produced a total of 1.1 billion pounds of Cu, 634,000 ounces of Au and 3.5 million ounces of Ag2, and the advanced stage Morrison Cu-Au deposit that is also held by another company. Amarc’s DUKE porphyry Cu discovery is located 30 km north of the Bell Mine. Extensive infrastructure exists in the District, which primarily relates to the forestry industry but also dates back to mining activity.

The 722 km2 DUKE District includes both the DUKE porphyry Cu deposit target discovery (“DUKE”) and a series of high potential porphyry Cu-Au deposit targets generated from the Company’s ongoing district-scale targeting programs.

The DUKE technical information up and including 2020 is summarized from the Company’s National Instrument 43-101 Technical Report (“DUKE Technical Report”) filed under Amarc’s profile at www.sedarplus.ca and on the Company’s website at www.amarcresources.com/projects/duke-project/technical-report.

In the winter of 2022-2023, Amarc advanced delineation drilling of the DUKE Deposit and exploration drilling of the surrounding DUKE Target (Amarc releases January 26, 2023, February 15, 2023 and June 15, 2023). Extensive airborne and surface exploration was completed in the summer of 2023 across the DUKE porphyry Cu-Au district (Amarc release November 21, 2023). These comprehensive surveys defined the highest priority targets for 2024 drill testing, which include the Svea deposit target that shares many attributes with some of the premier deposits and occurrences within the Babine Cu-Au Region (Amarc release January 19, 2024) and the JO porphyry Cu-Au discovery identified by the Company’s comprehensive surveys in 2023 (Amarc release April 16, 2024).

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

2024 Program

Drilling of the DUKE Deposit and Duke Offset took place in the winter of 2024. Results from the program, further described below, as well as the commencement of drilling at the DUKE District targets were announced in June (see Amarc release June 25, 2024).

Expanding the DUKE Porphyry Cu Deposit

Historically, the porphyry Cu system at DUKE Deposit had seen only limited drilling. Many of the 21 shallow and closely spaced historical core holes intersected and ended in significant Cu-Mo-Ag-Au mineralization (see Amarc’s Company’s 2020 Technical Report). In the main area of known mineralization, these holes extended to only 124 m vertical depth from surface.

The historical drilling was centered within a restricted part of a robust, 4.7 km2 historical IP chargeability anomaly, which is thought to have been offset by faulting. When reconstructed, this IP chargeability anomaly has a classic donut shape that was the target of Amarc’s eight core holes completed in 2017 through 2018 (see December 19, 2017 and June 12, 2018 news releases). Seven of the eight core holes drilled over an area measuring approximately 400 m north-south by 600 m east-west successfully intersected porphyry Cu-style mineralization to a vertical depth of 360 m. This mineralization remains open to expansion. Notably, a single step-out hole (DK18004) completed by Amarc in 2018 more than 1 km to the north of the seven other Amarc holes, and within the displaced portion of the IP chargeability anomaly, intersected substantial lengths of moderate to low grade Cu and Mo mineralization, confirming a potential extensive lateral dimension to the DUKE porphyry Cu system.

Between early December 2022 and mid-March 2023, Amarc completed 24 core drill holes (11,086 m) (Table 4 and Amarc release June 15, 2023). Two drill rigs focused on further delineating the DUKE Cu-Mo-Ag-Au Deposit and a third rig tested the shallow overburden covered 4.7 km2 IP anomaly surrounding the DUKE Deposit, which is indicative of an expansive mineralized system.

Highlights from the 2022-2023 drilling at the DUKE Deposit include:

•	183 m of 0.43% CuEQ (0.31% Cu, 0.019% Mo, 0.07 g/t Au,1.5 g/t Ag) in hole DK22009
•	217 m of 0.45% CuEQ (0.33% Cu, 0.018% Mo, 0.08 g/t Au, 1.5 g/t Ag) in hole DK22010
•	30 m of 0.47% CuEQ (0.36 % Cu, 0.015% Mo, 0.06 g/t Au, 3.2 g/t Ag) in hole DK23012
•	30 m of 0.43% CuEQ (0.31% Cu, 0.014% Mo, 0.09 g/t Au, 1.6 g/t Ag), and
33 m of 0.44% CuEQ (0.20% Cu, 0.053% Mo, 0.06 g/t Au, 1.3 g/t Ag) in hole DK23015
•	82 m of 0.41% CuEQ (0.30% Cu, 0.017% Mo, 0.06 g/t Au, 1.1 g/t Ag) in hole DK23022
•	36 m of 0.47% CuEQ (0.34% Cu, 0.024% Mo, 0.06 g/t Au, 1.5 g/t Ag) in hole DK23024
•	33 m of 0.40% CuEQ (0.30% Cu, 0.017% Mo, 0.05 g/t Au, 1.5 g/t Ag) in hole DK23026

Of the 24 holes drilled in 2022-2023, 16 widely spaced drill holes (7,552 m) were completed to further delineate the DUKE Deposit. These holes have increased the size of the DUKE Deposit porphyry Cu–Mo-Ag-Au system, and, also, Amarc’s understanding of the controls on mineralization in the DUKE District. An exploration template was developed to effectively screen and advance the additional 16 priority exploration targets within the extensive DUKE District tenure. This rapid advance in understanding the controls on mineralization at the DUKE Deposit provides a higher probability of success in these regional target areas.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

Drill holes at the DUKE Deposit were sited on a nominal 200 m grid as step-outs from previous Amarc drilling. These holes confirmed that the DUKE Deposit extends to depths of at least 600 m, and also expanded the deposit footprint laterally to over 650 m north-south by 800 m east-west. In addition, on-going detailed geological interpretation and modelling indicates strong potential for further expansion of the deposit laterally, and especially to the east. A notable characteristic of the porphyry Cu-Mo-Ag-Au mineralization in these widely spaced holes is the presence of zones of higher grade mineralization within broader envelopes of comparatively moderate grade.

The DUKE Deposit consists of a series of Babine porphyry intrusions which were emplaced into volcanic and sedimentary rocks. The resulting contact zones are characterized by elevated Cu–Mo grades, often over several tens of metres in width, in both the intrusions and the adjacent volcanic and sedimentary rocks. The extension of significant Cu–Mo mineralization from the intrusions into the enclosing volcanic and sedimentary rocks greatly expands the DUKE Deposit volume potential.

Table 4: DUKE DEPOSIT 2022-2023 DRILL PROGRAM ASSAY RESULTS

DUKE Deposit Drill Holes

Drill Hole[5]	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	CuEQ[4] (%)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)
DK22009	0	-90	551		9.40	551.00	541.60	0.33	0.24	0.016	0.04	1.2
				Incl.	9.40	247.62	238.22	0.39	0.29	0.016	0.06	1.4
				and	65.00	247.62	182.62	0.43	0.31	0.019	0.07	1.5
				and	122.00	247.62	125.62	0.52	0.38	0.024	0.08	1.8
				and	128.00	161.00	33.00	0.59	0.42	0.028	0.10	1.8
				and	176.00	245.00	69.00	0.57	0.42	0.023	0.09	2.1
				Incl.	289.88	376.90	87.02	0.36	0.25	0.020	0.05	1.5
				and	289.88	336.87	46.99	0.43	0.31	0.022	0.06	1.7
				Incl.	406.12	551.00	144.88	0.31	0.22	0.018	0.03	1.1
				and	412.00	488.00	76.00	0.38	0.28	0.018	0.04	1.4
				and	412.00	434.00	22.00	0.42	0.31	0.022	0.04	1.5
				and	459.54	488.00	28.46	0.41	0.30	0.018	0.05	1.5
DK22010	0	-90	566		8.63	566.00	557.37	0.36	0.25	0.018	0.06	1.4
				Incl.	8.63	317.56	308.93	0.42	0.31	0.017	0.08	1.8
				and	101.00	317.56	216.56	0.45	0.33	0.018	0.08	1.5
				and	185.00	206.00	21.00	0.48	0.38	0.012	0.08	1.6
				and	243.45	300.75	57.30	0.68	0.50	0.027	0.13	2.0
				Incl.	338.00	368.00	30.00	0.49	0.33	0.030	0.08	1.3
DK23013	0	-90	576		255.00	261.00	6.00	0.30	0.24	0.008	0.04	0.9
					273.00	294.00	21.00	0.23	0.18	0.006	0.03	0.9
					517.85	528.00	10.15	0.22	0.17	0.006	0.04	0.9
DK23015	0	-50	546		7.70	75.00	67.30	0.35	0.25	0.012	0.07	1.5
				Incl.	21.00	51.00	30.00	0.43	0.31	0.014	0.09	1.6
					231.00	261.00	30.00	0.21	0.16	0.004	0.06	0.8
					339.00	372.00	33.00	0.44	0.20	0.053	0.06	1.3
DK23017	248	-50	262.83		25.92	128.00	102.08	0.17	0.14	0.005	0.02	0.6
				Incl.	25.92	55.70	29.78	0.23	0.18	0.006	0.04	0.7
				and	34.00	49.00	15.00	0.28	0.21	0.008	0.07	0.7

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

Drill Hole[5]	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	CuEQ[4] (%)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)
DK23018	0	-90	519		4.89	117.00	112.11	0.16	0.13	0.004	0.03	0.6
				Incl.	9.00	45.00	36.00	0.23	0.18	0.009	0.04	0.8
DK23019	0	-90	570		15.85	77.00	61.15	0.28	0.23	0.008	0.02	1.1
				Incl.	15.85	24.00	8.15	0.49	0.41	0.010	0.04	2.1
				Incl.	45.00	62.00	17.00	0.33	0.28	0.008	0.03	1.2
					207.00	346.00	139.00	0.17	0.13	0.008	0.02	0.7
				Incl.	251.00	267.00	16.00	0.25	0.21	0.004	0.02	1.5
DK23019					381.00	570.00	189.00	0.20	0.14	0.013	0.02	0.6
				Incl.	396.00	409.84	13.84	0.26	0.17	0.020	0.03	0.9
				Incl.	453.00	491.00	38.00	0.22	0.15	0.016	0.02	0.8
				Incl.	512.00	570.00	58.00	0.22	0.17	0.011	0.02	0.5
DK23020	0	-90	540		10.07	180.00	169.93	0.26	0.20	0.009	0.04	0.9
				Incl.	13.16	45.00	31.84	0.29	0.22	0.009	0.04	1.0
				Incl.	90.00	123.00	33.00	0.27	0.22	0.009	0.03	1.0
				Incl.	135.00	165.00	30.00	0.38	0.30	0.013	0.05	1.0
					258.00	450.00	192.00	0.19	0.13	0.008	0.04	0.7
				Incl.	345.00	366.00	21.00	0.24	0.19	0.006	0.03	0.9
					516.00	528.00	12.00	0.31	0.20	0.013	0.10	0.9
DK23021	88	-45	615		160.00	375.00	215.00	0.21	0.16	0.007	0.03	1.2
				Incl.	261.00	334.15	73.15	0.33	0.26	0.009	0.04	2.4
				and	279.00	309.00	30.00	0.49	0.39	0.012	0.07	1.9
DK23022	0	-90	600.62		27.01	196.50	169.49	0.33	0.25	0.014	0.05	0.9
				Incl.	50.00	165.00	115.00	0.38	0.28	0.017	0.06	1.0
				and	62.00	144.50	82.50	0.41	0.30	0.017	0.06	1.1
					231.50	439.87	208.37	0.20	0.15	0.010	0.02	0.9
				Incl.	233.63	272.00	38.37	0.29	0.23	0.011	0.03	1.0
					515.95	600.62	84.67	0.26	0.19	0.013	0.03	1.2
				Incl.	518.20	544.00	25.80	0.34	0.26	0.012	0.04	1.6
DK23023	88	-45	385.15		15.40	123.09	107.69	0.19	0.15	0.005	0.03	0.8
					21.00	42.00	21.00	0.24	0.19	0.008	0.04	0.7
					102.00	117.00	15.00	0.33	0.28	0.003	0.05	2.2
DK23024	0	-90	188.18		10.20	56.00	45.80	0.32	0.24	0.012	0.04	1.1
				Incl.	10.20	21.00	10.80	0.41	0.32	0.013	0.06	1.3
					117.64	153.40	35.76	0.47	0.34	0.024	0.06	1.5
DK23025	0	-90	147	No significant intercepts
DK23026	0	-90	600		12.15	55.80	43.65	0.31	0.24	0.010	0.04	1.1
					12.15	27.00	14.85	0.38	0.30	0.012	0.05	1.3
					120.34	153.16	32.82	0.40	0.30	0.017	0.05	1.5
					268.24	600.00	331.76	0.25	0.18	0.014	0.02	0.8
				Incl.	268.24	288.27	20.03	0.41	0.30	0.022	0.04	1.3
				Incl.	405.00	522.40	117.40	0.28	0.20	0.014	0.03	0.8
				and	429.00	444.44	15.44	0.39	0.28	0.021	0.04	1.0
				Incl.	543.00	567.00	24.00	0.37	0.30	0.010	0.04	1.2

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

Drill Hole[5]	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	CuEQ[4] (%)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)
DK23027	268	-45	324		29.00	71.95	42.95	0.27	0.20	0.012	0.04	1.0
DK23028	88	-75	561		103.65	323.74	220.09	0.23	0.15	0.017	0.03	0.9
				Incl.	216.00	273.00	57.00	0.27	0.19	0.018	0.02	0.8
					381.00	438.61	57.61	0.20	0.12	0.016	0.02	0.7
				Incl.	419.14	431.79	12.65	0.29	0.20	0.017	0.03	1.2
					471.54	561.00	89.46	0.16	0.11	0.011	0.02	0.6

Drills Holes in the Surrounding 4.7 km2 DUKE Deposit Target

Drill Hole[5]	Azim. (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.1,2,3 (m)	CuEQ4 (%)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)
DK23011	90	-60	524	No significant intercepts
DK23012	90	-50	416		192.00	297.00	105.00	0.26	0.16	0.008	0.10	1.4
				Incl.	243.00	294.00	51.00	0.34	0.26	0.012	0.04	2.2
				and	264.00	294.00	30.00	0.47	0.36	0.015	0.06	3.2
DK23014	270	-61	497		14.62	56.00	41.38	0.18	0.12	0.007	0.06	0.7
				Incl.	17.00	29.00	12.00	0.24	0.14	0.006	0.13	0.9
					158.00	185.00	27.00	0.16	0.11	0.005	0.05	0.8
DK23016	90	-45	500	No significant intercepts
DK23029	90	-45	350	No significant intercepts
DK23030	268	-45	462	No significant intercepts
DK23031	268	-45	386	No significant intercepts
DK23032	268	-45	399	No significant intercepts

>0.30% CuEQ
0.15 – 0.30% CuEQ

Notes:

1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
4.

Copper equivalent (CuEQ) calculations use metal process prices of: Cu US$4.00/lb, Au US$1800/oz., Ag US$24/oz. and Mo US$15/lb and conceptual recoveries of: Cu 85%, Mo 82%, Au 72% and 67% Ag. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery. The metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ% = Cu% + ((Au g/t * (Au recovery / Cu recovery) * (Au $ per oz./31.1034768 / Cu $ per lb. * 22.04623)) + ((Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz./ 31.1034768 / Cu $ per lb. * 2204623)) + ((Mo% * (Mo recovery / Cu recovery) * (Mo $ per lb.) / Cu $ per lb.)).

5.	The collar locations in UTM NAD83, Zone 9N coordinates for drill holes are provided in Amarc release June 15, 2023.

During the winter of 2024, two rigs continued with delineation drilling of the DUKE Cu-Mo Deposit and testing the DUKE Offset Amarc news release June 25, 2024). Nine core holes were drilled, totalling some 4,828.2 m. Assay data is provided in Tables 5 and 6. Seven of the 9 drill holes intersected Cu-Mo mineralization above an approximate grade of 0.15% CuEQ (see Note 4 to Table 4) over widths of 104 m to 385 m.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

DUKE Deposit

Highlights from the 2024 winter drilling at the DUKE Deposit include:

•	71 m of 0.45% CuEQ (0.35% Cu, 0.016% Mo, 0.06 g/t Au, 1.6 g/t Ag) and 104 m of 0.38% CuEQ (0.29% Cu, 0.016% Mo, 0.06 g/t Au, 1.3 g/t Ag) in hole DK24033
•	110 m of 0.38% CuEQ (0.25% Cu, 0.028% Mo, 0.04 g/t Au, 1.1 g/t Ag) and
30 m of 0.39% CuEQ (0.26% Cu, 0.025% Mo, 0.05 g/t Au, 1.4 g/t Ag) in hole DK24034
•	30 m of 0.44% CuEQ (0.35% Cu, 0.013% Mo, 0.05 g/t Au, 1.5 g/t Ag) within
203 m of 0.28% CuEQ (0.20% Cu, 0.015% Mo, 0.03 g/t Au, 1.0 g/t Ag) in hole DK24035
•	48 m of 0.34% CuEQ (0.26% Cu, 0.010% Mo, 0.05 g/t Au, 1.8 g/t Ag) in hole DK24036
•	15 m of 0.69% CuEQ (0.52% Cu, 0.024% Mo, 0.11 g/t Au, 1.9 g/t Ag) and
29 m of 0.47% CuEQ (0.31% Cu, 0.030% Mo, 0.06 g/t Au, 1.7 g/t Ag) within
208 m of 0.26% CuEQ (0.19% Cu, 0.013% Mo, 0.04 g/t Au and 1.0 g/t Ag) in hole DK24037

A new and positive structural element, the South Graben Fault (“SGF”) was recognized principally from the results of drill hole DK24036. The SGF, like many other mineralized corridors in the Babine, likely has a spatial relationship to the development of significant Cu-Mo mineralized zones. Notably, recognition of the SGF indicates the possibility to expand the DUKE Deposit over a potential strike length of 700 m. A few short historical holes drilled in the 1970’s cut the shallowest portions of this targeted volume. In most cases the holes were well mineralized, for example, 70-02 returned 113 m of 0.38% CuEQ (0.29% Cu, 0.012% Mo 0.06 g/t Au, 1.1 g/t Ag) including 12 m of 0.51% CuEQ (0.41% Cu, 0.010% Mo, 0.09 g/t Au, 1.6 g/t Ag) (see DUKE 2020 Technical Report).

Using orientated core drilling and changing drilling orientations to along north-south sections (from previous east-west sections) provided valuable information for the modelling of the Deposit. This knowledge is also being applied to the drill testing of deposit targets in the DUKE District.

DUKE Offset Drill Results

Drill holes DK24038 and DK24040 returned important Cu-Mo intercepts and with a previously reported intercept in DK18004 (see Amarc release June 12, 2018) are outlining a newly recognized volume of mineralized rock to the west of the DUKE Fault which represents a portion of the DUKE Deposit that was displaced some 450 to 500 m northwards. The initial drilling suggests that this new target has a strike length of approximately 500 m and an estimated true width of around 120 m. It remains to be fully drill delineated.

Importantly, the new accurate determination of the displacement along the DUKE Fault permits targeting - for the first time - the location of the fault-offset portion of the Cu-Mo-Au mineralization intersected in hole DK 17001 (see Amarc release see Amarc release June 12, 2018). The last 93.5 m of this drill hole cut 0.31% CuEQ (0.23% Cu, 0.001% Mo, 2.7 g/t Ag, 0.12 g/t Au), including a significant Au intersection of 0.68 g/t Au over 9 m from 509 to 518.5 m at the bottom of the hole.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

Table 5: DUKE Deposit 2024 Assay Results

Drill Hole[5]	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	CuEQ[4] (%)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)
DK24033	0	-45	704		347.10	507.00	159.90	0.34	0.25	0.014	0.05	1.1
				Incl.	347.10	451.00	103.90	0.38	0.29	0.016	0.06	1.3
				and	364.50	436.00	71.50	0.45	0.35	0.016	0.06	1.6
DK24034	0	-45	730.4		54.00	81.00	27.00	0.21	0.18	0.006	0.01	0.7
					108.00	123.00	15.00	0.27	0.22	0.008	0.02	1.0
					229.00	339.35	110.35	0.38	0.25	0.028	0.04	1.1
					379.00	520.40	141.40	0.32	0.21	0.021	0.04	1.1
				Incl.	472.40	502.40	30.00	0.39	0.26	0.025	0.05	1.4
DK24035	180	-44	749		176.00	203.50	27.50	0.27	0.16	0.023	0.03	0.9
				Incl.	176.00	185.00	9.00	0.48	0.25	0.054	0.04	1.1
					221.00	242.90	21.90	0.24	0.17	0.014	0.02	0.9
					280.00	298.53	18.53	0.25	0.19	0.011	0.03	1.1
					385.70	589.10	203.40	0.28	0.20	0.015	0.03	1.0
				Incl.	430.88	485.90	55.02	0.31	0.21	0.020	0.03	1.2
				Incl.	506.00	587.00	81.00	0.31	0.24	0.013	0.03	1.0
				and	557.00	587.00	30.00	0.44	0.35	0.013	0.05	1.5
					662.00	738.37	76.37	0.23	0.16	0.017	0.02	0.7
DK24036	0	-44	605		105.00	153.00	48.00	0.34	0.26	0.010	0.05	1.8
					239.00	376.00	137.00	0.21	0.15	0.009	0.03	0.7
				Incl.	239.00	312.00	73.00	0.25	0.19	0.009	0.04	0.8
DK24037	180	-44	794		371.00	756.12	385.12	0.23	0.16	0.014	0.03	0.8
				Incl.	371.00	579.50	208.50	0.26	0.19	0.013	0.04	1.0
				and	389.00	480.72	91.72	0.28	0.21	0.011	0.04	1.1
				and	466.06	480.72	14.66	0.69	0.52	0.024	0.11	2.9
				and	496.85	551.00	54.15	0.37	0.25	0.022	0.04	1.3
				and	496.85	526.00	29.15	0.47	0.31	0.030	0.06	1.7
				Incl.	602.54	612.47	9.93	0.32	0.17	0.035	0.03	0.8
				Incl.	636.36	756.12	119.76	0.22	0.15	0.015	0.02	0.6
				and	636.36	697.30	60.94	0.26	0.17	0.020	0.02	0.8
				and	656.00	697.30	41.30	0.29	0.19	0.023	0.03	0.8

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Table 6: DUKE Deposit Offset Drill Holes

Drill Hole[5]	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	CuEQ[4] (%)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)
DK24038	90	-46	296		64.00	195.00	131.00	0.21	0.15	0.011	0.04	0.8
				Incl.	64.00	84.00	20.00	0.28	0.21	0.008	0.06	1.1
				and	76.87	84.00	7.13	0.37	0.28	0.010	0.08	1.4
DK24039	270	-45	182		32.00	88.00	56.00	0.15	0.13	0.003	0.02	1.0
DK24040	90	-50	392.8		68.00	282.00	214.00	0.24	0.17	0.012	0.03	0.9
				Incl.	148.00	282.00	134.00	0.26	0.18	0.014	0.04	0.9
				and	212.76	282.00	69.24	0.28	0.19	0.017	0.05	0.9
				and	248.00	282.00	34.00	0.30	0.20	0.018	0.05	0.9
DK24041	90	-45	375	No significant intercepts

>0.30% CuEQ
0.15 - 0 30% CuEQ

Notes:

For Notes 1-4 see Table 2.

5. The collar locations in UTM NAD83, Zone 9N coordinates for drill holes are listed in Amarc release dated June 25, 2024.

Duke District Porphyry Cu-Au Targets

Appreciating the Cu-Au prospectivity of the Babine District and its relatively unexplored nature due to the widespread glacial cover (4 m to 18 m thick in the Amarc DUKE discovery drill holes), Amarc completed a comprehensive compilation of government and historical data over the entire DUKE District. This integrated study provided a new interpretation of the geological, geochemical and geophysical characteristics of the Babine District, identifying 16 previously unrecognized high potential porphyry Cu-Au deposit targets. These target areas were defined, for example, by anomalous Cu-Au-Mo-Ag (and other porphyry indicator elements) till geochemistry, till samples with identified grains of bornite, chalcopyrite and/or favorable biotite feldspar porphyry, compelling up-ice magnetic geophysics features, and indications of structural control along faults emanating from large deep-seated regional structures that likely controlled the emplacement of the prospective intrusions, along with numerous other scientific vectors.

In May 2023, Amarc mobilized its exploration team to complete extensive airborne and ground exploration surveys to assess 16 prioritized porphyry Cu-Au targets across the DUKE District and define targets for 2024 drill testing (Amarc releases May 17, 2023 and November 21, 2023). Exploration activities included:

•	5,759 line-km of high-resolution airborne magnetics
•	678 km2 of LiDAR
•	68 line-km of ground magnetics
•	122 line-km of IP geophysics
•	6,079 grid soil sample geochemistry analyses
•	315 rock sample geochemistry analyses
•	Framework and localized detailed geological mapping

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

The results of this successful program defined six deposit targets for drill testing, including the Svea Deposit Target and JO Target, and also a pipeline of additional porphyry copper-gold targets for further assessment prior to drill testing (Amarc releases January 19, 2024 and April 16, 2024).

The Svea deposit target shares many attributes with some of the premier deposits and occurrences within the Babine Cu-Au Region including:

•	An association with regional scale faults and mineralized corridors;
•

An association with volumetrically significant, Eocene-age biotite-feldspar porphyry (“BFP”) intrusions as detailed in geological survey work: the 1,500 m strike length of the BFP intrusions at Svea, is notably larger than historical interpretations, and is comparable with known BFP-related deposits in this district;

•	An association with widespread hydrothermal fluid flow paths as defined by sheeted and stockwork vein sets, vein density and sulphide development;
•	An association with a large 7 km2 IP chargeability anomaly underlying the interpreted mineralized system;
•

An association with widespread and strong, Cu-Au-Mo-in-soil geochemical anomalies: extensive Cu-in-soil geochemical anomalies exceeding 100 ppm with internal areas of ≥250 ppm over 1,000 m by 200 m and 500 m by 300 m ; and

•

An association with both Cu and Au in historical drilling*: limited drilling of 12 short, median 61 m long, drill holes completed in 1969 and 1975 by Texas Gulf Sulphur Co. intersected mineralization, suggesting the BFP’s at Svea can be associated with significant Cu and Au contents. Historical Cu assays are available for only nine of these drill holes, and these indicate varying degrees of Cu mineralization which is interpreted to be due, at least in part, to the presence of inter- and post-mineralization intrusions in which many holes terminated early. An example is historical drill hole DDH 69-3, which returned 0.36% Cu and 0.18 g/t Au over 23.7 m within 0.27% Cu over the total drilled length of 57 m terminating in a post mineral intrusion. Nearby hole DDH 69-4 intersected 0.37% Cu and 0.18 g/t Au over 30.5 m.

*Copper assays for nine 1969 Texas Gulf drilling are from copies of original drill logs, accessed at https://propertyfile.gov.bc.ca/showDocument.aspx?docno=830869 (BC Ministry of Energy, Mines and Petroleum Resources (“BC MEMPR”) Property File Document 830869), and for gold in from Carter, 1992, Geological and Geochemical Report, Sampling of Diamond Drill Cores and Soil Sampling, on the Trail Mineral Claim, 31 pages, BC MEMPR Assessment Report 22719. Assay summaries are available for some of these historical drill hole, but much of the assay data, along with drill logs, is not available. These results are historical in nature and at the time of this release have not been verified by Amarc Resources or its Qualified Person, as the drill core, and original sample material are not available, however, the Company intends to verify this information through drilling during its summer 2024 campaign.

The JO discovery also shares an association with regional scale faults and a correlation with other BFP-related porphyry Cu-Au deposits in the Babine through its presumed Eocene age, alteration style and association with regional scale structural controls. JO is also characterized by:

•

Coincident IP chargeability and magnetic geophysical anomalies. Initial grab sampling of outcrop within the target returned 0.18% Cu, 0.52 g/t Au, 16 g/t Ag and 55 ppm Mo (see Amarc release April 16, 2024).

•	The distribution of silver in reconnaissance soil samples suggests that the Cu-Au mineralized BFP lies close to a north-northwest striking deformation zone.
•	An association with a substantial 3 km2 Induced Polarization (“IP”) chargeability anomaly (+15 mV/V) identifying a potential sulphide mineralized system (Figure 2).

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

•

Within this IP chargeability anomaly, a strong 1 km oval-shaped lobe of higher chargeability (+20 mV/V) located toward the east hosts a rare occurrence of BFP in the target area, which is covered by extensive glacial till. This occurrence is also located on the eastern flanks of a magnetic high.

•

Well developed porphyry-style potassic alteration characterized by both secondary biotite and orthoclase, with disseminated chalcopyrite. The discovery composite rock sample, comprised of five to six chips from a number of mineralized angular boulders on top of an outcrop, returned 0.18% Cu, 0.52 g/t Au, 16.05 g/t Ag and 55 ppm Mo.

•

A second strong IP chargeability high lobe with similar dimensions and magnetic anomalies is located some 1,500 m to the west of the above. This area also has extensive surficial cover and a bedrock source has not yet been identified.

•	Due to the extensive glacial cover, LiDAR survey data is being used to interpret grid soil geochemical data.

Amarc drill tested high potential targets across the DUKE District as well as completing other survey work during the summer 2024 season. Additional details on the recently completed 2024 field programs at DUKE are provided in section 1.2 Overview.

DUKE District Agreement with Boliden

On November 22, 2022, Amarc announced it had entered into an agreement (the “Agreement”) with Boliden Mineral Canada Ltd. (“Boliden”), a wholly-owned subsidiary of the Boliden Group.

Under the terms of the Agreement Boliden has a two-staged option to earn up to a 70% interest in the DUKE District.

To earn an initial 60% interest Boliden must fund CDN$30 million of exploration and development expenditures within four years of the effective date of the Agreement, of which CDN$5 million is a committed amount to be spent in 2022 and early 2023. Amarc will be the operator during this initial earn-in stage.

Upon earning a 60% interest, Boliden can elect to earn an additional 10% interest in the Duke District, for an aggregate 70% interest, by funding an additional CDN$60 million of exploration and development expenditures at a minimum rate of CDN$10 million per year over the ensuing six years. Once Boliden has earned a 60% interest it will also have the right to become the operator.

Upon Boliden finalizing its earned ownership interest, Amarc and Boliden will form either a 60:40 or 70:30 unincorporated joint venture to further advance the Duke District. At that stage each party will be responsible for funding its own pro-rata share of project costs, or be subject to customary equity dilution.

Boliden invested $10 million through to December 31, 2023 and will invest an additional $10 million through to the end of 2024 (see Amarc release December 13, 2023).

DUKE District Capped Royalty

Amarc holds 100% interest in the DUKE District which is largely free of any underlying royalty.

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In September 2023, Amarc announced it had entered into an option agreement (the “Agreement”) with Richard J (Dick) Billingsley (the “Optionor”) on a group of mineral claims, covering some 2.34 km2, located internal to and near to the northern extent of the DUKE property. Under the terms of the Agreement, Amarc can acquire 100% of these claims, subject to a 2% Net Smelter Returns royalty retained by the Optionor that is capped at $10 million, by issuing 200,000 Amarc shares and making annual cash payments of $5,000 to the Optionor plus funding an annual scholarship for Indigenous students in the amount of $20,000 per year for a period of 10 years (total of 200,000 shares and $250,000 cash).

The IKE Cu-Au District

Amarc’s 100% owned IKE District is located 35 km northwest of the town of Gold Bridge in southwestern BC and near the heartland of the provinces producing porphyry Cu mines. It is proximal to industrial infrastructure including power, and also highways and rail that connect the District to Vancouver and its port facilities.

Hydrothermal alteration and mineralization, which is prospective for the discovery of porphyry Cu±Au±Mo±Ag and related deposit types occur throughout the expansive IKE District. The District occupies a highly fertile block of crust where magmatic‐hydrothermal‐structural characteristics are favorable for the formation of intrusion-related Cu±Au±Mo±Ag deposits with good grade (see below). These characteristics are common to most porphyry districts around the world that host major, and commonly multiple, Cu±Au±Mo±Ag deposits.

The greater IKE District includes the IKE porphyry Cu-Mo-Ag deposit discovery, the high potential Greater Empress area that hosts the Empress Cu-Au-Ag deposit and significant porphyry Cu-Au-Mo-Ag and Cu-Au-Ag replacement deposit targets, and also a number of promising porphyry Cu and Au-Ag epithermal targets. The District has the potential to develop into an important mining camp.

The IKE technical information in this section is summarized from the Company’s National Instrument 43-101 Technical Report (“IKE 2020 Technical Report”) filed under Amarc’s profile at www.sedarplus.ca and on the Company’s website at www.amarcresources.com/projects/ike-project/technical-report.

IKE Porphyry Cu-Mo-Ag Deposit

The potential of the IKE Deposit was recognized by Amarc during a review of porphyry occurrences located in underexplored mineral belts in BC. Limited historical drilling indicated the presence of a mineral system with characteristics favorable for an economically viable porphyry Cu-Mo-Ag deposit, underlying a significant area of gossanous material. Three historical drill holes, located over approximately 220 m, had intersected long continuous intercepts of chalcopyrite and molybdenite mineralization with encouraging grades, for example: Hole 11-1 returned 186 m of 0.41% CuEQ4 (see Table 5 for note 4) at 0.31% Cu, 0.022% Mo, 1.9 g/t Ag and 0.01 g/t Au, including 58 m of 0.52% CuEQ at 0.39% Cu, 0.031% Mo, 1.9 g/t Ag and 0.02 g/t Au; and Hole 11-2: 120 m of 0.41% CuEQ at 0.31% Cu, 0.020% Mo, 3.3 g/t Ag and 0.01 g/t Au including 32 m of 0.58% CuEQ at 0.42 % Cu, 0.028% Mo, 6.3 g/t Ag and 0.02 g/t Au.

There was no follow up exploration until Amarc initiated exploration. Largely co-incident magnetic, IP chargeability geophysics and geochemical talus fines anomalies, together with geological alteration mapping have defined an extensive 9 km2 hydrothermal system, into which Amarc has completed approximately 15,455 m of core drilling in 26 widely spaced holes. This drilling has confirmed the presence of a substantial body of porphyry Cu-Mo-Ag mineralization with encouraging grades, over an area 1,200 m east-west by 1,000 m north- south, and over a vertical extent of 875 m depth, that remains open to expansion. Table 7 provides selected drill intercepts for the IKE Deposit.

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Table 7: IKE DEPOSIT

Selected Drill Intervals from Amarc’s Drilling

Drill Hole	From (m)	To (m)	Int. (m)[1,2,3]	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ (%)[4,5]
IK14005	269.4	325.4	56.0	0.31	-	1.6	0.064	0.55
	339.1	426.2	87.1	0.36	-	0.7	0.054	0.56
Incl.	347.7	378.6	30.9	0.47	-	1.2	0.052	0.67
	437.6	554.6	117.0	0.27	-	0.3	0.021	0.35
	602.9	616.1	13.2	0.29	-	0.6	0.009	0.32
IK15010	204.0	268.0	64.0	0.30	-	2.9	0.015	0.38
	293.0	421.0	128.0	0.33	-	3.1	0.022	0.43
Incl.	298.5	330.0	31.5	0.43	-	4.3	0.032	0.58
	444.0	506.0	62.0	0.24	-	2.3	0.020	0.32
IK15013	48.0	60.0	12.0	0.23	-	1.7	0.017	0.31
	75.0	99.0	24.0	0.24	-	1.9	0.044	0.41
	129.0	307.7	178.7	0.32	-	2.2	0.025	0.42
	339.5	366.5	27.0	0.18	-	1.2	0.030	0.30
	372.5	693.3	320.8	0.32	-	2.3	0.038	0.47
Incl.	527.4	651.5	124.1	0.43	-	3.3	0.063	0.68
IK16020	111.0	156.0	45.0	0.25	-	1.7	0.015	0.31
	314.5	381.9	67.4	0.35	-	2.8	0.023	0.45
Incl.	366.0	381.9	15.9	0.45	-	3.5	0.044	0.64
	395.8	456.0	60.2	0.53	-	3.7	0.045	0.72
	528.0	543.0	15.0	0.16	-	1.3	0.035	0.30
	549.0	582.0	33.0	0.23	-	1.6	0.110	0.64
IK18025	257.0	351.7	94.7	0.37	0.020	2.5	0.020	0.47
Incl.	308.0	345.4	37.4	0.48	0.025	3.4	0.030	0.62
	359.0	437.0	78.0	0.44	0.019	3.0	0.037	0.61
	461.0	482.0	21.0	0.14	0.005	1.0	0.054	0.35

CuEQ%	>=0.30 & <0.50
>=0.50

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Notes:

1.	Widths reported are drill widths, such that the thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
4.

Copper equivalent (CuEQ) calculations use metal prices of: Cu US$3.00/lb, Mo US$12.00/lb, Ag US$18.00/oz and Au US$1,400.00/oz and conceptual recoveries of: Cu 90%, Au 72%, 67% Ag and 82% Mo. Conversion of metals to an equivalent Cu grade based on these metal prices is relative to the Cu price per unit mass factored by predicted recoveries for those metals normalized to the copper recovery. The metal equivalencies for each metal are added to the Cu grade. The general formula for this is: CuEQ % = Cu% + (Au g/t * (Au recovery / Cu recovery) * (Au $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Mo % * (Mo recovery / Cu recovery) * (Mo $ per lb / Cu $ per lb)).

5.

The estimated metallurgical recoveries are conceptual in nature. There is no guarantee that the metallurgical testing required to determine metal recoveries will be done or, if done, the metallurgical recoveries could be at the level of the conceptual recoveries used to determine the CuEQ.

6.

Details of analysis, QA/QC and data verification for the DUKE Deposit drilling are provided in the 2020 DUKE National Instrument 43-101 Technical Report, which is posted on the Amarc website and the Company’s profile on SEDAR+.

7.	Results of these historical Ducanex JV drill holes are from the 1991 Corona resampling and analyses by Acme.

(-) Means not assayed for.

† Details of analysis, QA/QC and data verification for the IKE Deposit drilling is provided in the 2020 IKE National Instrument 43-101 Technical Report, which is posted on the Amarc website and the Company’s profile on SEDAR+ at www.sedarplus.ca.

Like many major porphyry deposits, the IKE Deposit formed in a very active, multi-stage hydrothermal system that was extensive and robust. Geological mapping and logging of diamond drill core at IKE indicate the deposit is hosted entirely by multi-phase intrusive rocks. Its overall geological setting is similar to that of many important porphyry belts along the Cordillera in North and South America.

Core observations and initial petrographic studies at IKE indicate that the chalcopyrite and molybdenite mineralization occurs as fine to relatively coarse, mostly discrete grains, mainly as disseminations and less commonly in fractures and veins. Multi-element analyses have returned consistently and unusually low concentrations of metallurgically or environmentally deleterious elements. These characteristics, and the generally low concentrations of pyrite at IKE, suggest excellent potential to produce clean, good-grade Cu and Mo concentrates by standard flotation processing.

The current focus within the IKE District is at Empress and Empress East and subject to future funding, the Company is planning an expanded phased drill program at the IKE deposit with the goal of establishing a mineral resource, which will provide the basis for initial future economic studies. The Company has the required permit in-hand for the proposed drill programs.

Empress Deposit and Greater Empress Area Au-Rich Porphyry Cu and Replacement-Style Deposit Potential

Having recognized the potential of the IKE Deposit, Amarc consolidated the IKE District tenure. This included an important 35 km2 sub-area of the District located 6 km north of the IKE Deposit, that straddles the Coastal Plutonic Complex (“CPC”) contact for approximately 15 km. This area known as the Greater Empress area is centred on the higher grade Empress Cu-Au-Ag Deposit. The Greater Empress area has seen exploration completed by several operators since the 1920’s. Recent compilation and integration of useful historical information from geochemical and geophysical surveys and also drilling, permitted a rapid advancement in the understanding of the potential both to expand the Empress Deposit, and throughout the area with the recognition of significant porphyry Cu±Au±Mo-Ag and Cu-Au-Ag replacement deposit targets. Potential also exits for auriferous, polymetallic/mesothermal-epithermal deposits. The Company has the required permits in-hand for the proposed drill programs and IP geophysical surveys.

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Empress Cu-Au-Ag Replacement Deposit

Historical drilling at Empress has indicated a significant body of good grade Cu-Au mineralization, which remains open to expansion with a modern core drilling program. Table 8 provides selected drill historical intercepts for the Empress Deposit. Mineralization at Empress is considered to have formed by the replacement of previously altered volcanics by a quartz-magnetite-sulphide assemblage, with higher Cu-Au-Ag grades commonly occurring within 100 m in vertical distance above the CPC’s contact, within the overlying volcanics. An initial examination of historical drill core by the Amarc team recognized the nearby, Granite porphyry Cu-Au-Ag-Mo deposit target, which is shallowly concealed by overburden. The Granite porphyry deposit target is considered a probable source of the Empress Deposit replacement fluids. Historical core drill intercepts at Granite include Hole 91-49 which returned 92 m of 0.38% CuEQ (see Table 5 for note 4) @ 0.22% Cu, 0.23 g/t Au, 0.008% Mo and 0.4 g/t Ag. This target has not been delineated and mineralization remains open to expansion.

Table 8: EMPRESS DEPOSIT

Selected Drill Intervals from Historical Drilling

Drill Hole	From (m)	To (m)	Int. (m)[1,2,3]	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ (%)[4,5]
76-2	51.2	114.9	63.7	0.37	0.492	0.1	-	0.64
Incl.	60.4	72.4	12.0	0.51	0.442	-	-	0.76
Incl.	103.0	114.9	11.9	0.75	0.721	0.4	-	1.15
	139.6	185.3	45.7	0.42	0.350	0.6	-	0.61
Incl.	139.6	157.9	18.3	0.39	0.941	1.1	-	0.91
Incl.	173.1	185.3	12.2	0.73	0.010	-	-	0.74
	209.4	215.8	6.4	0.74	0.758	-	-	1.15
76-3	5.2	17.7	12.5	0.23	0.162	1.6	-	0.33
	26.8	102.9	76.1	0.92	1.418	4.7	-	1.72
Incl.	26.8	37.6	10.8	0.49	4.244	2.3	-	2.81
Incl.	42.7	74.4	31.7	1.11	1.388	4.5	-	1.89
88-2	7.3	50.3	43.0	0.36	0.326	1.3	0.005	0.57
Incl.	13.4	29.9	16.5	0.62	0.579	2.3	0.002	0.95
88-7	17.7	69.5	51.8	0.47	0.457	2.4	0.002	0.74
Incl.	48.4	64.6	16.2	0.98	0.741	5.7	0.001	1.43
89-2	21.6	123.7	102.1	0.36	0.361	2.7	0.001	0.58
Incl.	26.5	37.0	10.5	0.31	0.754	3.2	0.003	0.75
Incl.	60.6	78.9	18.3	0.72	0.573	3.8	0.001	1.06
Incl.	99.1	118.0	18.9	0.49	0.470	4.2	0.001	0.78
89-8	9.1	115.5	106.4	0.35	0.359	1.5	0.003	0.56
Incl.	78.0	99.6	21.6	0.69	0.913	2.8	0.003	1.21
90-17	107.6	113.4	5.8	0.55	0.446	1.6	0.010	0.84
	143.9	200.3	56.4	1.38	1.666	4.1	0.009	2.35
90-18	22.6	29.3	6.7	0.15	0.300	0.7	0.008	0.35
	35.0	40.5	5.5	0.15	0.523	0.3	0.006	0.46
	47.9	74.4	26.5	0.47	0.683	3.2	0.010	0.90
	79.9	92.7	12.8	0.15	0.254	0.4	0.003	0.31
	107.0	161.9	54.9	0.78	0.746	1.0	0.004	1.20

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

Drill Hole	From (m)	To (m)	Int. (m)[1,2,3]	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ (%)[4,5]
90-21	10.4	19.5	9.1	0.31	0.336	0.5	0.011	0.53
	140.5	192.9	52.4	1.10	1.209	2.5	0.004	1.79
Incl.	153.3	175.3	22.0	1.58	1.671	2.6	0.006	2.52
Incl.	182.6	191.1	8.5	1.92	2.735	7.8	0.006	3.48
	198.4	218.8	20.4	0.30	0.542	1.3	0.002	0.61
90-22	143.9	190.2	46.3	1.15	1.415	4.2	0.009	1.98
90-29	94.2	110.6	16.4	0.43	0.171	1.3	0.003	0.55
	141.7	214.6	72.9	0.37	0.433	0.6	0.003	0.62
Incl.	178.3	194.8	16.5	0.86	1.069	1.5	0.003	1.46

CuEQ%	>=0.30 & <0.50
>=0.50

For notes refer to Table 7.

In the fall of 2024, Amarc mobilized crews to site and completed re-logging of historical core, drone Magnetic and Induced Polarization surveys to refine drill sites, and drilling at the higher grade Empress Deposit. Additional details on the recently completed program are provided in section 1.2 Overview.

Greater Empress Area Cu±Au±Mo-Ag Porphyry and Replacement Targets: In addition to the Empress deposit, the 35 km2 Greater Empress area includes seven identified compelling porphyry and replacement-style Cu-Au±Mo±Ag deposit and exploration targets. The deposit targets include, Empress East, Empress Gap, Granite (as discussed above) and Buzzer, and the earlier-stage exploration targets include Empress West. Each are discussed below with selected historical drill results provided in Tables 7 and 8. These targets are either: not fully drill delineated or have been tested only by shallow, widely-spaced historical reconnaissance percussion drilling: and can with focused exploration be brought to a drill ready status.

Empress East Cu-Au-Ag Replacement Deposit Target: Located 1 km east of the Empress Deposit, limited historical core holes drilled at the Empress East deposit target intercepted mineralization similar to that at the Empress deposit in both style and grade. This drilling together with moderate to locally strong IP chargeability responses, magnetic geophysical features, and results from historical Cu and Au soil geochemistry where (>250 ppm Cu and ≥50 ppb Au values closely reflect the first three historical drill samples results at the base of overburden, see IKE Technical Report), indicate there is significant potential with further core drilling to enlarge this body of mineralization. Notably there is a complete absence of drill holes in the southern part of this target, which is at a position that is analogous to shallower, higher grade Cu-Au-Ag replacement-style mineralization at the Empress deposit to the west.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

Table 9: EMPRESS EAST DEPOSIT TARGET

Selected Drill Intervals from Historical Drill

Drill Hole	From (m)	To (m)	Int. (m)1,2,3	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ (%)4,5
91-39	9.8	37.8	28.0	0.34	0.543	1.2	0.002	0.66
	107.6	147.5	39.9	0.40	0.332	0.8	0.004	0.60
Incl.	141.4	147.5	6.1	1.23	0.928	2.2	0.009	1.78
91-54	73.1	85.0	11.9	0.31	0.221	0.7	0.001	0.44
	108.2	158.2	50.0	0.46	0.304	1.0	0.002	0.64

CuEQ%	>=0.30 & <0.50
>=0.50

For notes refer to Table 5.

Empress Gap Cu-Au-Ag Replacement Deposit Target: Results from limited historical drilling, comprising 11 shallow percussion drill holes and three deeper core holes in the >1 km long Empress Gap zone located between the Empress Deposit and Empress East, suggest a clear opportunity to discover additional Cu-Au-Ag mineralization in proximity to the volcanic-CPC contact. Many of the short percussion holes returned anomalous Cu‐Mo (Au and Ag were not analyzed for), potentially indicative of higher-grade underlying mineralization as at the Empress Deposit. Of the deeper core holes, Cu‐Au mineralization associated with alteration similar to that at Empress is also reported, however only two of these holes reached the volcanic-CPC contact.

Empress Gap is a significantly underexplored target and drill testing of areas close to the CPC-volcanic contact is required.

Buzzer Cu-Au-Ag±Mo Porphyry Deposit Target: The Buzzer deposit target is located in the eastern side of the Greater Empress area, inboard of the CPC. Historical drilling at Buzzer has intercepted high grade Cu-Au-Ag-Mo porphyry mineralization hosted in biotite altered intrusions (Table 10). Whether these mineralized intrusions, are part of a small high-level cupola or a large mineralized intrusive mineralized body below, as indicated by magnetic surveys, cannot be determined from the limited drilling.

The Granite and Buzzer porphyry systems demonstrate that significant porphyry-style mineralization is present in the Greater Empress area, and that further exploration surveys and drilling have the potential to make new porphyry discoveries, both inboard and outboard from the CPC contact.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

Table 10: BUZZER DEPOSIT TARGET

Selected Drill Intervals from Historical Drilling

Drill Hole	From (m)	To (m)	Int. (m)1,2,3	Cu (%)	Au (g/t)4	Ag (g/t)	Mo (%)	CuEQ (%)4,5
DDH-3†	21.3	120.4	99.1	0.43	-	-	0.042	0.58
DDH-4†	14.6	113.4	98.8	0.37	-	-	0.037	0.50
X-1	0.0	5.9	5.9	0.15	0.237	5.8	0.013	0.36
	9.5	42.5	33.0	0.26	0.175	3.4	0.042	0.53
Incl.	24.7	40.8	16.1	0.40	0.268	5.0	0.064	0.81
X-3	0.0	44.2	44.2	0.67	0.496	5.3	0.046	1.14
Incl.	10.7	38.1	27.4	0.86	0.724	6.6	0.059	1.51
GC11-74	11.4	52.2	40.8	0.28	0.210	1.8	0.012	0.44
Incl.	15.0	27.0	12.0	0.41	0.281	2.6	0.021	0.66

CuEQ%	>=0.30 & <0.50
>=0.50

For notes refer to Table 5.

† Assay interval from historically reported composite. Individual assay results are unknown.

Empress West Cu-Au-Ag Exploration Target: This large target, which extends more than 2 km to the west of the Empress deposit along the favorable CPC-volcanic contact, has only been tested by widely-spaced and shallow percussion holes and a few core. It exhibits the same geological setting as the Empress Deposit, and the potential to discover additional Cu-Au-Ag mineralization is indicated by the results of the historical drilling when combined with magnetic and IP survey data, and known Cu-Au-Mo anomalies in soils. Modern IP and drilling are required to test a series of defined targets.

IKE District Porphyry and Epithermal Targets: The IKE District hosts several known centres of porphyry Cu mineralization (Rowbottom, Mad Major, OMG) and Au-Ag epithermal mineralization (Battlement, Mewtwo) that exist outside of, but in proximity to and between, the IKE Deposit and Greater Empress areas. Limited exploration by historical operators and/or Amarc indicates that further survey work followed by drilling is warranted at these targets.

Rowbottom Cu-Mo-Au Porphyry Deposit Target: At Rowbottom, porphyry-style mineralization and alteration is intermittently exposed along 550 m of Rowbottom creek, and spatially associated with an extensive 1.3 km by 1.0 km IP chargeability anomaly that remains open for further surveying. Limited historical shallow percussion drilling returned good Cu and Mo grades (Au and Ag were not analysed for), and a single core hole completed by Amarc confirmed the presence of Au and Ag.

Historical drill intercepts include for example: Hole S-64: 49 m of 0.51% CuEQ (see Table 3 for note 4) 0.49% Cu and 0.007% Mo and Hole S-24: 43 m of 0.40% CuEQ at 0.28% Cu and 0.032% Mo.

The Amarc core hole intersected significant intervals of porphyry Cu-Mo mineralization hosting elevated Ag and Au values, which are cut by a number of post mineral dykes and returned, for example: RB17001: 66 m of 0.38% CuEQ at 0.29% Cu, 0.006% Mo, 0.08 g/t Au and 4.1 g/t Ag and 21 m of 0.43% CuEQ at 0.38% Cu, 0.007% Mo and 4.3 g/t Ag.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

An historical soils-grid along with both the historical and Amarc IP chargeability anomalies suggest that a larger system could be present, warranting further drilling both laterally and to depth in order to determine the geometry and grade distribution of the Rowbottom deposit target.

Mad Major Cu-Mo Porphyry Target: The Mad Major-OMG target area extends over approximately 23 km2 area of highly anomalous stream sediment geochemistry and gossanous ridges (see IKE Technical Report). Amarc’s exploration, and that of historical operators, has defined several large IP chargeability and magnetic geophysical, talus fines and soils geochemical and geological alteration mapping anomalies that remain to be adequately drill tested. Amarc has completed only eight very wide-spaced core holes into the target, and the source of the IP and geochemical anomalies is yet to be determined. Additional survey work and drilling are warranted.

Battlement and Mewtwo Au-Ag Epithermal Targets: Although not the focus of Amarc’s exploration, epithermal potential exits on the IKE District. For example, at both Battlement and Mewtwo reconnaissance stage exploration suggests a geological environment that is permissive for either, or both, a porphyry or epithermal-type deposits. Further exploration is warranted at both targets.

In summary, the IKE Deposit, Empress Deposit, Greater Empress area and IKE District target areas as described warrant substantial exploration programs. The Company has the permits in-hand for the potential work programs.

IKE District Capped Royalties

Amarc has a 100% interest in the IKE, Granite, Juno and Galore Properties, which make up the IKE District. The mineral claims comprising the Juno Property were staked and are owned 100% by the Company.

In July 2014, Amarc acquired a 100% interest in the IKE Property from Oxford Resources Inc. (“Oxford”, formerly Highpoint Exploration Inc.). At that time Oxford’s ownership interest was converted to a 1% Net Smelter Returns (“NSR”) royalty, which can be purchased at any time for $2 million (payable in cash or common shares of Amarc at the company’s sole election).

The IKE Property is also subject to a 2% underlying NSR royalty to two underlying owners, whereby Amarc has the right to purchase: (1) one half of the royalty (1%) for $2 million ($1 million of which is payable in cash, Amarc common shares, or any such combination of cash and shares, at Amarc's discretion) at any time prior to commercial production; and (2) the second half of the royalty (1%) also for $2 million ($1 million of which is payable in cash, and the balance in Amarc common shares, or any such combination of cash and shares, at Amarc's discretion) at any time on or before a commercial mine production decision has been made in respect of the IKE Property. Amarc has agreed that upon completion of a positive feasibility study it will issue 500,000 common shares to the underlying owners.

In November 2014, Amarc acquired a 100% interest in the adjoining Granite Property from Great Quest Fertilizers Ltd. ("Great Quest", previously known as Great Quest Metals Ltd., which is also referred to as “Great Quest” herein). Great Quest holds a 2% NSR royalty on that property which can be purchased for $2 million, on or before commercial production (payable in cash, Amarc common shares, or any such combination of cash and shares, at Amarc’s discretion). In addition, there is an underlying 2.5% NSR royalty on certain mineral claims within the Granite property, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

In January 2017, Amarc acquired a 100% interest in the adjoining Galore Property from Galore Resources Inc. ("Galore Resources"), clear of any royalties to Galore Resources. In January 2018, Amarc concluded an agreement with the underlying owners of the Galore Property, whereby Amarc acquired all of the underlying owners’ residual interest in and to the Galore Property, including five NSR and five NPI royalties.

On September 3, 2015, Amarc entered into an agreement (the "Agreement") with Thompson Creek (now a wholly owned subsidiary of Centerra) pursuant to which Thompson Creek could acquire, through a staged investment process within five years, a 30% ownership interest in mineral claims and crown grants covering the IKE District. Under the terms of the Agreement, Thompson Creek also received an option, after acquiring its 30% interest, to acquire an additional 20% interest in the IKE District, subject to certain conditions, including the completion of a Feasibility Study. On January 11, 2017, Amarc announced that Thompson Creek, having been acquired by Au-focused Centerra, relinquished its option to earn up to a 50% interest in the IKE District. Thompson Creek had a 10% participating interest in the IKE District by investing $6 million in exploration programs undertaken in 2015 and 2016, and elected to exchange its participating interest for a 1% Conversion NSR royalty from mine production, which is capped at a total of $5 million. As a result, Amarc re-acquired 100% interest in the IKE District.

Other Properties

Brenda Property

On February 11, 2025, the Company announced that it has signed a mineral property option agreement with Canasil Resources Inc. (“Canasil”) pursuant to which Amarc can acquire 100% interest in 22 mineral claims that are located adjacent to its JOY tenure and immediately to the east of its AuRORA copper-gold-silver (“Cu-Au-Ag”) discovery. The terms of the 5-year option to acquire 100% of the Brenda Property require annual payments of $400,000 with the option to purchase exercise price starting at $8 million if exercised in the first year, and increasing on an annual basis to $12 million in year five. The claims are subject to a 2% net smelter returns royalty of which 1% (or one-half) can be acquired for $5 million before commencement of commercial mining operations and $10 million after commencement of mining. The claims fall largely within the area of common interest under the Amarc - Freeport-McMoran Mineral Properties Canada Inc. (“Freeport”) agreement of 2021 and so will be offered to be made part of the JOY District as defined by that agreement.

The adjoining 44.5 km2 Brenda Property optioned from Canasil is surrounded on three sides by Amarc’s JOY mineral tenures (see Amarc February 11, 2025 release, Figure 1). The Brenda Property is underlain by the same highly prospective volcanics and transitional porphyry Cu-Au and epithermal Au-Ag geological setting as at Amarc’s recent AuRORA and Canyon porphyry Cu-Au discoveries. Historical exploration of the Brenda Property has identified both epithermal and porphyry related rock alteration assemblages hosting Cu, Au and Ag mineralization, and includes an intersection of 78 m grading 0.61 g/t Au and 0.10% Cu from 110 m in hole BR-07-05, which was collared adjacent to a large gossan (see Canasil National Instrument 43-101 Technical Report at https://www.canasil.com/projects/bc-canada-properties/brenda/).

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

Market Trends

Average annual prices for Cu, Mo, Au and Ag during last 5 years and year to date in calendar 2025 are shown in the following table:

Average metal price (US$)
calendar year	Copper	Molybdenum	Gold	Silver
2020	2.80/lb	8.68/lb	1,769/oz	20.54/oz
2021	4.27/lb	15.94/lb	1,799/oz	25.14/oz
2022	3.99/lb	18.73/lb	1,800/oz	21.74/oz
2023	3.84/lb	19.87/lb	1,963/oz	23.39/oz
2024	4.16/lb	21.30/lb	2,386/oz	28.27/oz
2025 (to the date of this document)	4.13/lb	21.73/lb	2,788/oz	31.18/oz

1.3 SELECTED ANNUAL INFORMATION

The following information is derived from the Company's annual financial statements which have been prepared in accordance with IFRS as issued by the IASB effective for the respective reporting years of the Company and are expressed in Canadian Dollars. The Company's audited financial statements are publicly available on SEDAR+ at www.sedarplus.ca.

	2024	2023	2022
('$000's, except loss per share)	($)	($)	($)
Total assets	9,842	6,091	991
Non-current liabilities	814	700	718
Net (income) loss for the period	44	33	364
Basic and diluted (earnings) loss per share	(0.00)	0.00	0.01

1.4 SUMMARY OF QUARTERLY RESULTS

These amounts are expressed in thousands of Canadian Dollars, except per share amounts. Minor differences are due to rounding.

	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31
	2024	2024	2024	2024	2023	2023	2023	2023
('$000's)	($)	($)	($)	($)	($)	($)	($)	($)
Net (income) loss	2,249	103	823	490	(635)	(217)	405	5,557
Basic and diluted (earnings) loss per share	0.01	0.02	0.00	0.00	(0.00)	(0.00)	0.00	0.03

The variations in net results over the fiscal quarters presented above relate to the Company’s mineral exploration and evaluation activities, which if undertaken typically ramp-up in the summer during the 3rd calendar quarter. See the following section of the MD&A for additional discussions.

1.5 RESULTS OF OPERATIONS

Nine months ended December 31, 2024

The Company recorded a net loss of $3,174,475 during the nine months ended December 31, 2024 compared to a net income of 447,033 during the nine months ended December 31, 2023.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

The following table summarizes the operating results by major categories between the nine months ended December 31, 2024 and 2023:

	Nine months ended
(rounded to the nearest thousand CAD)	December 31,
	2024	2023
	($)	($)
Exploration and evaluation assets expenditures	20,717,000	9,182,000
Administrative expenditures	848,000	795,000
Cost recoveries	(17,597,000)	(9,992,000)

A breakdown by district and project of the Company’s exploration and evaluation expenses for the nine months ended December 31, 2024 and 2023 is as follows:

	IKE	JOY	DUKE	OTHER	TOTAL
Nine months ended December 31, 2024	($)	($)	($)	($)	($)
Assays and analysis	220,387	830,702	526,231	2,280	1,579,600
Drilling	596,256	3,650,323	1,144,281	–	5,390,860
Environmental	13,077	38,651	17,702	41	69,471
Equipment rental	57,210	199,204	140,414	–	396,828
Freight	49,401	275,659	119,240	–	444,300
Geological, including geophysical	378,557	1,033,188	1,716,389	37,021	3,165,155
Graphics	2,236	3,736	20,253	340	26,565
Helicopter and fuel	1,031,806	2,288,980	1,148,199	–	4,468,985
Property acquisition and assessments costs	65,345	1,885	19,155	107,150	193,535
Site activities	403,985	2,422,878	1,270,610	19,006	4,116,479
Socioeconomic	89,584	186,720	121,485	17,725	415,514
Technical data	2,100	26,490	26,420	–	55,010
Travel and accommodation	24,628	187,762	180,363	2,395	395,148
	2,934,572	11,146,178	6,450,742	185,958	20,717,450

	IKE	JOY	DUKE	OTHER	TOTAL
Nine months ended December 31, 2023	($)	($)	($)	($)	($)
Assays and analysis	9,450	298,078	776,762	36,026	1,120,316
Environmental	38	24,430	34,038	–	58,506
Equipment rental	–	110,914	179,912	–	290,826
Freight	233	20,271	39,189	–	59,693
Geological, including geophysical	205	1,569,811	1,700,112	31,514	3,301,642
Graphics	255	3,921	20,129	–	24,305
Helicopter and fuel	–	773,615	713,481	–	1,487,096
Property acquisition and assessments costs	50,198	2,920	37,760	103,120	193,998
Site activities	458	968,850	1,105,798	2,224	2,077,330
Socioeconomic	20,982	82,745	113,823	7,667	225,217
Technical data	–	20,632	61,191	–	81,823
Travel and accommodation	3,372	85,953	170,257	1,827	261,409
	85,191	3,962,140	4,952,452	182,378	9,182,161

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

The Company recorded cost recoveries for the nine months December 31, 2024 of $17,596,923 (December 31, 2023 - $9,992,051). The cost recoveries are related to operations at the DUKE District and JOY District.

The Financial Statements provide a breakdown of the Company’s general and administration expenses for the period ended December 31, 2024. A breakdown of general and administration expenses for the nine months ended December 31 of the current year and prior year is as follows:

	Nine months ended
	December 31,
	2024	2023
	($)	($)
Legal, accounting and audit	57,476	89,866
Office and administration	305,338	296,929
Rent	48,583	40,975
Shareholder communication	321,572	225,069
Travel and accommodation	85,100	90,623
Trust and regulatory	30,136	51,171
Total	848,205	794,633

Three months ended December 31, 2024

The Company recorded a net loss of $2,248,795 during the three months ended December 31, 2024 compared to a net income of $635,392 during the three months ended December 31, 2023.

A breakdown by district and project of the Company’s exploration and evaluation expenses for the three months ended December 31, 2024 and 2023 is as follows:

	IKE	JOY	DUKE	OTHER	TOTAL
Three months ended December 31, 2024	($)	($)	($)	($)	($)
Assays and analysis	194,285	395,389	163,565	76	753,315
Drilling	556,413	121,854	31,125	–	709,392
Environmental	7,297	28,658	3,498	–	39,453
Equipment rental	39,585	86,560	28,033	–	154,178
Freight	47,360	98,114	30,562	–	176,036
Geological, including geophysical	190,652	356,228	367,356	26,509	940,745
Graphics	–	610	6,544	340	7,494
Helicopter and fuel	576,546	84,052	9,309	–	669,907
Property acquisition and assessments costs	50,000	–	1,474	4,160	55,634
Site activities	194,260	993,415	251,292	6,012	1,444,979
Socioeconomic	10,710	79,420	47,811	10,523	148,464
Technical data	2,100	8,400	8,400	–	18,900
Travel and accommodation	19,823	53,306	51,404	–	124,533
	1,889,031	2,306,006	1,000,373	47,620	5,243,030

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

	IKE	JOY	DUKE	OTHER	TOTAL
Three months ended December 31, 2023	($)	($)	($)	($)	($)
Assays and analysis	4,050	106,166	134,664	604	245,484
Environmental	–	2,780	20,590	–	23,370
Equipment rental	–	65,736	59,422	–	125,158
Freight	233	622	10,828	–	11,683
Geological, including geophysical	45	425,420	407,118	10,843	843,426
Graphics	–	1,199	2,376	–	3,575
Helicopter and fuel	–	–	13,446	–	13,446
Property acquisition and assessments costs	50,000	1,880	14,806	260	66,946
Site activities	–	78,041	97,222	920	176,183
Socioeconomic	6,639	61,760	34,620	776	103,795
Technical data	–	6,120	44,215	–	50,335
Travel and accommodation	859	21,059	26,434	271	48,623
	61,826	770,783	865,741	13,674	1,712,024

The Company recorded cost recoveries for the three months December 31, 2024 of $3,306,382 (December 31, 2023 - $2,713,983). The cost recoveries are related to operations at the DUKE District and JOY District.

Administrative expenditures incurred during the three-month period ended December 31, 2024 increased slightly as compared to the three month period ended December 31, 2023.

1.6 LIQUIDITY

Historically, the Company's sole source of funding has been provided from the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions, and from director loans. In addition, the Company is and has been funded by earn-in partners on certain of its exploration projects. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding to finance the Company's ongoing operations.

At December 31, 2024, the Company had a cash balance of $1,449,737 and accounts payable and accrued liabilities of $385,345.

Further advancement and development of the Company’s mineral property interests in the long run will require additional funding from a combination of the Company’s shareholders, existing or potential new partners, and debt financing. As the Company is currently in the exploration stage, it does not have any revenues from operations. Therefore, the Company relies on funding from its partners for its continuing financial liquidity and the Company relies on the equity market and debt financing as sources of funding. The Company continues to focus on preserving its cash resources while maintaining its operational activities.

The Company does not have any material capital lease obligations, purchase obligations or any other long-term obligations other than the office lease disclosed in note 14 of the audited financial statements for the year ended March 31, 2024.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

1.7 CAPITAL RESOURCES

The Company has no lines of credit or other sources of financing which have been arranged or utilized. The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8 OFF-BALANCE SHEET ARRANGEMENTS

None.

1.9 TRANSACTIONS WITH RELATED PARTIES

The required quantitative disclosure is provided in the Financial Statements, which are publicly available on SEDAR+ at www.sedarplus.ca.

Hunter Dickinson Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides contract services for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc is one of the publicly-listed companies for which HDSI provides a variety of contract services.

The Company has one director in common with HDSI, namely Robert Dickinson. The Company’s President, Chief Executive Officer and Director, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non-exclusive basis as needed and as requested by the Company (the “Services Agreement”). As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Such third party costs include, for example, capital market advisory services, communication services and office supplies. Third-party costs are billed at cost, without markup.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The details of transactions with HDSI and the balance due to HDSI as a result of such transactions are provided in the Financial Statements, along with the details of borrowings by the Company from Mr. Dickinson.

United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a privately held company wholly-owned by one of the Company’s directors. UMS is engaged in the acquisition and exploration of mineral property interests. UMS does incur third party expenses on behalf of the Company from time to time.

Details of transactions with UMS and the balance due to UMS as a result of such transactions are provided in the Financial Statements.

1.10 PROPOSED TRANSACTIONS

There are no proposed transactions requiring disclosure under this section.

1.11 CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a venture issuer.

1.12 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in the Financial Statements, which are publicly available on SEDAR+ at www.sedarplus.ca.

1.13 FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying amounts of cash, amounts receivable, marketable securities, accounts payable and accrued liabilities, balance due to a related party, and director’s loan approximate their fair values due to their short-term nature.

1.14 OTHER MD&A REQUIREMENTS

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

1.14.1 ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

(a)	capitalized or expensed exploration and development costs	See 1.5 Results of Operations above.
(b)	expensed research and development costs	Not applicable.
(c)	deferred development costs	Not applicable.
(d)	general and administration expenses	See 1.5 Results of Operations above.
(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)	None.

1.14.2 DISCLOSURE OF OUTSTANDING SHARE DATA

The following table details the share capital structure as of the date of this MD&A:

Common Shares - issued and outstanding				223,832,032

	Exercise price	Expiry Date	Shares Issuable
	($)		(#)
Warrants	0.080	December 1, 2028	4,807,693
				4,807,693

Stock options	0.120	March 9, 2025	410,000
	0.125	April 11, 2026	253,332
	0.105	March 22, 2029	5,100,000
	0.105	March 22, 2027	314,000
	0.670	February 4, 2030	290,000
				6,367,332

				235,007,057

1.14.3 DISCLOSURE CONTROLS AND PROCEDURES

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and that required information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

1.14.4 INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer and Chief Executive Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

1.14.5 LIMITATIONS OF CONTROLS AND PROCEDURES

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.

These inherent limitations include the realities that judgments in decision- making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

1.15 RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. Briefly, these include the highly speculative nature of the mining industry characterized by the requirement for large capital investment from an early stage and a very small probability of finding economic mineral deposits.

In addition to the general risks of mining, there are country-specific risks associated with operations, including political, social, and legal risk.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

Due to the nature of the Company's business and the present stage of exploration and development of its projects, the Company may be subject to significant risks. Readers should carefully consider all such risks set out in the discussion below. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Exploration and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely on consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are:

•	the particular attributes of the deposit, such as size, grade and proximity to infrastructure;
•	metal prices, which may be volatile, and are highly cyclical; and
•	government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company will carefully evaluate the political and economic environment in considering any properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's projects and any other properties the Company may acquire, or its operations. Such restrictions may have a material adverse effect on the Company's business and results of operation.

First Nations

Our properties are located within First Nations asserted traditional territories, and the exploration and development of these properties may affect, or be perceived to affect, asserted aboriginal rights and title, which has the potential to manifest permitting delays or opposition by First Nations communities.

The Company is working to establish positive relationships with First Nations. As part of this process the Company may enter into agreements commensurate with the stage of activity, with First Nations in relation to current and future exploration and any potential future production. This could reduce expected earnings.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations and expects that its losses will continue for the foreseeable future. No deposit that has been shown to be economic has yet been found on the Company's projects. There can be no assurance that the Company will be able to acquire any additional properties. There can be no assurance that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company's projects and any other properties the Company may acquire, are added. The amounts and timing of expenditures will depend on:

•	the progress of ongoing exploration and development;
•	the results of consultants' analyses and recommendations;
•	the rate at which operating losses are incurred;
•	the execution of any joint venture agreements with strategic partners; and
•	the acquisition of additional properties and other factors, many of which are beyond the Company's control.

The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to incur losses unless and until such time as the projects the Company advances, or any other properties the Company may acquire, enter into commercial production and generate sufficient revenues to fund its continuing operations.

The development of mineral properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of the properties. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Additional Funding Requirements

The Company has limited working capital as at the current reporting date.

Further exploration on, and development of, the Company's projects will require additional resources and funding. The Company currently does not have sufficient funds to fully develop these projects. In addition, a positive production decision, if achieved, would require significant funding for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means.

There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

Competitors in the Mining Industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project's potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Amarc. Amarc faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than those that Amarc possesses. As a result of this competition, Amarc may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Amarc considers acceptable or at all.

Risks That Are Not Insurable

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Amarc may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increases in Amarc's operating expenses which could, in turn, have a material adverse effect on Amarc's financial position and its results of operations. Although Amarc maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Amarc might elect not to insure itself against such liabilities due to high premium costs or other reasons. In these events, Amarc could incur significant liabilities and costs that could materially increase Amarc's operating expenses.

Environmental Matters

All of the Company's operations will be subject to environmental regulations, which can make operations more expensive or potentially prohibit them altogether.

The Company may be subject to the risks and liabilities associated with potential pollution of the environment and the disposal of waste products that could occur as a result of its activities.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

All of the Company's activities are or will be subject to regulation under one or more environmental laws and regulations. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to become economically unattractive at that time.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry, may have a significant adverse impact on the market price of the securities of the Company. Shares of the Company are suitable only for those who can afford to lose their entire investment. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

Certain of the Company's directors and officers may serve as directors or officers of other companies or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where these directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Payment of Dividends Unlikely

There is no assurance that the Company will pay dividends on its shares in the near future. The Company will likely require all its funds to further the development of its business.

Lack of Revenues; History of Operating Losses

The Company does not have any operational history or earnings and has incurred net losses and negative cash flow from its operations since incorporation. Although the Company will hope to eventually generate revenues, significant operating losses are to be anticipated for at least the next several years and possibly longer. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

General Economic Conditions

Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of its shares.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

Information Systems and Cyber Security

The Company’s operations depend on information technology (“IT”) systems. These IT systems include the IT systems of HDSI who provides technical, management and administrative services to the Company under the Services Agreement. These IT systems are used by us to store sensitive data in the ordinary course of our business, including personal information of our employees, as well as proprietary and confidential business information relating to ourselves and in some cases, our service providers, investors and other stakeholders. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures and to address the threat of attacks. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. There is a risk that the Company or HDSI may be subject to cyber-attacks or other information security breaches which could result in material loss to the Company and could severely damage our reputation, compromise our IT systems and result in a loss or escape of sensitive information, a misappropriation of assets or incidents of fraud, disrupt our normal operations, and cause us to incur additional time and expense to remediate and improve our information systems. While we employ security measures in respect of our information and data, we cannot be certain that we will be successful in securing this information and data and there may be instances where we are exposed to malware, cyber-attacks or other unauthorized access or use of our information and data. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature and sophistication of these cyber-attacks and potential security breaches. In addition, the Company is dependent on the efforts of HDSI to mitigate its IT systems from cyber-attacks and other information breaches. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority but may not ultimately defeat all potential attacks. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Reliance on Key Personnel

The Company will be dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

Furthermore, as part of the Company's growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, assimilate or retain qualified personnel in the future, which would adversely affect its business.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

Changes in Federal and Provincial Government Rules, Regulations or Agreements, or Their Application, May Negatively Affect the Company’s Ownership Rights, Its Access to or Its Ability to Advance the Exploration and Development of its Mineral Properties

The federal and provincial governments currently have in place or may in the future implement laws, regulations, policies or agreements that may negatively affect the Company’s ownership rights with respect to its mineral properties or its access to the properties. These may restrain or block the Company’s ability to advance the exploration and development of its mineral properties or significantly increase the costs and timeframe to advance the properties.

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